

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-17-07



March 23, 2007

Michael A. Schwartz
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/23/2007

Re: Capital Senior Living Corporation
Incoming letter dated January 17, 2007

Dear Mr. Schwartz:

This is in response to your letters dated January 17, 2007 and February 12, 2007 concerning the shareholder proposal submitted to Capital Senior Living by Mercury Real Estate Advisors LLC. We also have received letters on the proponent's behalf dated February 3, 2007, February 20, 2007 and February 23, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.





07050060

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: James A. Matarese
Goodwin Proctor LLP
Counsellors at Law
Exchange Place
Boston, MA 02109

PROCESSED

APR 06 2007

THOMSON
FINANCIAL

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 17, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Capital Senior Living Corporation - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Capital Senior Living Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal, consisting of a resolution and supporting statement (collectively, the "Proposal") submitted by Mercury Real Estate Advisors LLC (the "Proponent"), may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter; (ii) the Proposal and accompanying correspondence dated December 8, 2006 submitted by the Proponent (attached hereto as Exhibit A); and (iii) a report indicating recent capitalization rates for assets similar to those held by the Company (attached hereto as Exhibit B). In accordance with Rule 14a-8(j)(1), a copy of this submission is simultaneously being sent to the Proponent.

I. Introduction

The first part of the Proposal consists of a resolution (the "Resolution") directed to the Board of Directors of the Company (the "Board") and reading as follows:

> That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.

The Resolution is followed by a statement in support of the resolution by the Proponent (the "Supporting Statement"). The text of the Supporting Statement reads as follows:

> 1) **The Corporation has operated at a loss for the last three years.** In our opinion, management has destroyed shareholder value with a net loss of $3.4 million in the first nine months of 2006, $5.4 million in 2005 and $6.8 million in 2004.
>
> 2) **The Corporation lacks the sufficient size required to operate as a public company.** In our view, shareholders' equity is being wasted on general and administrative expenses, and, in particular,

executive compensation packages, that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%. Also, executives have what we view as the rare benefit of "evergreen" employment contracts.

3) **Healthcare real estate valuations have reached a peak.** Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 - 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU's current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline.

4) **The Corporation is an attractive acquisition candidate for a national healthcare owner/operator.** While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national owner/operators could achieve operating synergies through an acquisition of CSU. Further, we believe CSU is trading at a significant discount to its intrinsic or liquidation value.

5) **Senior executives and Board members continue to sell stock in the Corporation and are becoming less aligned with the interests of shareholders.** While management reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story. CSU executives and Board members have been significant net sellers of CSU stock in 2006. James Stroud, Chairman and Secretary, and his controlled entities have sold more than $8.5 million of stock in 2006 while other sellers include: Lawrence Cohen, Vice Chairman and Chief Executive Officer; Keith Johannessen, President and Chief Operating Officer; Ralph Beattie, Chief Financial Officer; Gloria Holland, Vice President; Jerry Lee, Controller; Craig F. Hartberg, Independent Director and Victor Nee, an Independent Director. These stock sales reiterate our view that management is not committed to its "growth strategy" and that a sale or liquidation should be commenced.

The Company respectfully requests confirmation that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials on the following grounds:

1. The Proposal may be excluded under Rule 14a-8(i)(3) as it is contrary to the Commission's proxy rules, including Rule 14a-9 under the Exchange Act ("Rule 14a-9"), which prohibits materially false and misleading statements in proxy soliciting materials;

2. The Proposal may be excluded under Rule 14a-8(i)(10) as the Company has already substantially implemented the Proposal; and

3. The Proposal may be excluded under Rule 14a-8(i)(7) as it deals with a matter relating to the Company's ordinary course of business.

II. Bases for Excluding the Proposal

A. The Proposal Is Contrary to the Commission's Proxy Rules, Including Rule 14a-9.

Rule 14a-8(i)(3) provides that a company may exclude a proposal if it violates the proxy rules, including Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials. The Staff's interpretation of this provision was recently clarified in Staff Legal Bulletin 14B, dated September 15, 2004 ("Staff Bulletin 14B"). Staff Bulletin 14B indicates that a proposal

may be properly excluded when the resolution contained therein is so inherently vague or indefinite that neither the shareholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions the proposal requires. In addition, reliance on Rule 14a-8(i)(3) may be appropriate where the proposal contains statements that are demonstrably and materially false or misleading or that impugn the character, integrity or personal reputation of an individual. The Staff has previously permitted companies to exclude entire shareholder proposals or portions of shareholder proposals when the proposals contained false and misleading statements. *See, e.g.*, International Business Machines, SEC No-Action Letter, 2006 LEXIS 112 (January 26, 2006); Sysco Corp., SEC No-Action Letter, 2003 LEXIS 672 (August 12, 2003); DCB Financial Corp., SEC No-Action Letter, 2003 LEXIS 337 (March 5, 2003); and General Magic, Inc., SEC No-Action Letter, 2000 LEXIS 602 (May 1, 2000). Finally, a proposal may also be properly excluded under Rule 14a-8(i)(3) if substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal.

The Resolution recommends that the Company pursue "a sale or liquidation" of the Company. These two types of transactions are fundamentally different from each other, and the Resolution leaves it to the Board to decide which to pursue. As a consequence, it would be impossible for any shareholder to know whether he or she was supporting a sale or a liquidation, yet the economic consequences to shareholders of these two transactions would likely be materially different. In addition, it would be impossible for the Board to know how to implement the Proposal since some shareholders may have voted for the Proposal because they favor a liquidation and others because they favor a sale. The Resolution should therefore be excludable under Rule 14a-8(i)(3) because it is so inherently indefinite that neither the shareholders in voting on the Proposal nor the Company in implementing the Proposal would be able to determine with any reasonable certainty exactly what action the Proposal requires. In this regard, and taking into account the basis on which Staff Bulletin 14B allows a proponent to remedy "minor defects" in a proposal, we note that the removal of either the "sale option" or the "liquidation option" from the Proposal would not be "minor in nature" and "would alter the substance" of the Proposal.

Apart from the Resolution itself, the Supporting Statement is so thoroughly riddled with violations of Rule 14a-9 that the Proposal may properly be excluded under Rule 14a-8(i)(3). In fact, every paragraph of the Supporting Statement runs afoul of Rule 14a-9.

Paragraph No. 1 of the Supporting Statement states that the management of the Company "has destroyed shareholder value" as a result of recent net losses. This statement is materially false and misleading because it equates modest net losses with the destruction of shareholder value when in fact those losses resulted from a transaction that has built shareholder value. Indeed, following the announcement of the Triad Acquisition (described below), the Company's stock price more than doubled over the next nine months and stands today at more than triple the stock price immediately before the announcement of the Triad Acquisition.

Specifically, the losses referred to resulted from the Company's strategic and well-considered 2003 acquisition of Triad Senior Living II, L.P., Triad Senior Living III, L.P., Triad Senior Living IV, L.P. and Triad Senior Living V, L.P. (the "Triad Acquisition"). Both the Board and management of the Company understood that the Triad Acquisition would cause increased expenses and net losses in the

near term in exchange for great potential growth and future returns for shareholders. In fact, this was explained in a Company press release, dated April 30, 2003 (attached as Exhibit 99.1 to the Company's Current Report filed with the Commission on Form 8-K on May 6, 2003):

> [T]he elimination of interest income on the Triad advances and greater depreciation on the increased asset base will initially result in net losses although cash earnings are expected to be positive. Due to our substantial depreciation expenses, it is important for our shareholders to understand that cash flow has been, and will continue to be, the yardstick by which we measure operating performance....

In addition, the Company's stock price closed at $3.05 per share on May 5, 2003, the day prior to the public announcement of the Triad Acquisition. Nine months later, on February 5, 2004, it stood at $6.52 per share. More recently, the Company's stock closed at $10.76 per share on January 16, 2007, squarely belying the Proponent's contention as to the destruction of shareholder value.

Thus, Paragraph No. 1 of the Supporting Statement not only fails to adduce support for the contention it presents, but it also is objectively false and misleading because it (i) is not supportable at all and (ii) omits the foregoing material facts about the nature of the net losses referred to and the Company's stock price, which belies the claim of destruction of shareholder value.

Paragraph No. 2 of the Supporting Statement also contains misleading statements and fails to disclose information necessary so that shareholders may make an informed decision concerning the advisability of the Proposal. This paragraph claims that "general and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%." The Company, together with another member of the Company's Peer Group (constituting two of the five members), reports two percentages regarding general and administrative ("G&A") expenses because each has a significant number of properties that are managed for third parties. These are: (i) G&A expenses as a percentage of reported revenues; and (ii) G&A expenses as a percentage of annualized revenues under management, which captures revenues generated from properties under management that are not reflected in reported revenues. As the percentage of managed properties accounting for company revenues may fluctuate and vary from company to company, G&A expenses as a percentage of annualized revenues under management is recognized as a metric that accurately portrays the G&A expense-to-revenue ratio on an "apples to apples" basis. The Company's G&A expenses as a percentage of annualized revenues under management for the period in question were equal to 5.8%, very much in line with the Company's Peer Group average of 5.5%. The Proponent, by implying that the ratio based on reported revenues is a comparable statistic across the Company's Peer Group and ignoring a recognized metric that fairly permits a comparison of G&A expenses among companies with different revenue profiles, distorts the comparison and would mislead the Company's shareholders in violation of Rule 14a-9.

Paragraph No. 3 of the Supporting Statement contains several materially false and misleading statements. This paragraph states that capitalization rates for assets similar to those held by the Company "have fallen to approximately 6.5 - 7.0% from approximately 10% over the past several years." However, according to the National Investment Center for the Seniors Housing & Care Industry ("NIC"), the average (mean) capitalization rates for the quarter ended June 30, 2006 were

8.3% for Independent Living properties and 8.7% for Assisted Living properties. *See* NIC, *http://nic.org/kfi/capitalization_rates.asp* and Exhibit B. By claiming an artificially low capitalization rate (of unknown origin), the Supporting Statement indicates a much higher potential value for a sale or liquidation of the Company than would result if a more reliable capitalization rate were utilized. As such, this statement would prevent any shareholder from making an informed decision concerning the advisability of the Proposal.

In addition, Paragraph No. 3 of the Supporting Statement states that it is not in the best interest of the Company's shareholders for the Company to continue "operating unprofitably." However, the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed with the Commission on November 8, 2006 (a month prior to submission of the Proposal), clearly reports net income (as opposed to a net loss) for the fiscal quarter ending September 30, 2006. By implying that the Company continues to operate at a loss, this statement is false and misleading in violation of Rule 14a-9 since the current and future profitability of the Company is fundamental to a decision whether shareholders should support a sale or liquidation of the Company.

Paragraph No. 4 of the Supporting Statement states that the stock of the Company is "trading at a significant discount to its intrinsic or liquidation value." This statement is inherently vague and ambiguous as it is not clear exactly what the Proponent is claiming. The Proponent's use of the word "or" clearly suggests that the stock is trading below either its intrinsic value or its liquidation value, but the Proponent fails to indicate which one. (This failure is not surprising because if the Proponent knew which one it meant, one would expect that the Resolution would not have been ambiguous as to whether it was urging a sale or a liquidation.) Moreover, the Proponent does not indicate, at any point in this paragraph or elsewhere in the Supporting Statement, what it believes to be either the liquidation or intrinsic value of the Company. It is materially misleading for the Proponent to claim that the Company's stock is trading below either its liquidation or its intrinsic value without setting forth some sort of guideline as to what those valuations of the Company actually are. The inherent ambiguity of this paragraph and the lack of any actual indication of the Company's value by the Proponent would prevent any shareholder from making an informed and well-considered decision regarding the merits of the Proposal, and as such renders the entire paragraph false and misleading.

Paragraph No. 5 of the Supporting Statement not only contains statements that are demonstrably false and misleading, but also contains statements that impugn the character, integrity and personal reputation of individual officers and directors of the Company, again in violation of Rule 14a-9 and the guidance of the Staff provided in Staff Bulletin 14B. This paragraph states that Company "executives and Board members have been significant net sellers of CSU stock in 2006" and then proceeds to list two directors, Craig F. Hartberg and Victor Nee, whose filings with the Commission clearly show that they were not net sellers of Company stock in 2006. In fact, according to the reports by Messrs. Hartberg and Nee filed on Form 4 with the Commission, Mr. Hartberg was a net acquiror of Company stock in 2006 and Mr. Nee's holdings of Company stock shares were unchanged over the course of the year.

This paragraph also makes the outrageous statement that "[w]hile management reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story." This statement falsely asserts that the officers and directors, who are

identified by name in the Supporting Statement, have been duplicitous in their communications with shareholders and the public generally, and it directly impugns the character, integrity and personal reputation of these individuals, in blatant contravention of Rule 14a-9.

This paragraph also specifically states that James Stroud and entities under his control sold over $8.5 million of Company stock in 2006, implying that "management is not committed to its 'growth strategy'" and, as the bold paragraph header indicates, that "**Senior Executives and Board members...are becoming less aligned with the interests of shareholders.**" Mr. Stroud, along with the entities under his control, remains the largest shareholder of the Company and, as such, his interests remain emphatically aligned with those of the Company's other shareholders. Finally, the entire discussion contained in Paragraph No. 5 of the Supporting Statement is irrelevant to whether the Board should pursue a sale or liquidation of the Company (and to a shareholder's consideration of that proposition), and its inclusion can only serve to confuse the shareholders of the Company.

In light of the confusing ambiguity of the Resolution and the pervasive materially false, misleading and irrelevant statements contained in the Supporting Statement, the inclusion of the Proposal in the Proxy Materials would result in a direct violation of Rule 14a-9. We believe, therefore, that the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(3).

B. The Proposal Has Been Substantially Implemented by the Company.

Rule 14a-8(i)(10) provides that a company may properly omit from its proxy materials a stockholder proposal and any statement of support therefor "if the company has already substantially implemented the proposal." For the reasons sets forth below, the Company believes it has already substantially implemented the Proposal and that the Proposal is therefore properly excludable under Rule 14a-8(i)(10).

The Resolution recommends that the Company engage an investment banker and pursue a sale or liquidation of the Company. By an engagement letter, dated June 15, 2006, the Company engaged the services of Jefferies & Company ("Jefferies"), a recognized investment banking firm, to advise on the appropriateness of various strategies and financial alternatives of the Company, including a sale of the Company. On August 4, 2006, at a meeting of the Board, representatives of Jefferies presented the firm's findings, which led the Board to conclude that entering into a business combination at the current time would not achieve a premium for shareholders of the Company. The representatives of Jefferies also noted that sales processes, generally, can cause disruption to the Company's operations. Members of the Company's management confirmed that a potential sale of the Company would be a particularly sensitive issue in the senior living industry because elderly residents and their families are very concerned about the stability of their communities' ownership and management. After due consideration, the Board concluded that at the present time the Company should not pursue a sale of the Company, as such a transaction would not create additional shareholder value.

As discussed above, the Resolution requests that, after engaging an investment bank, the Company pursue either a sale or a liquidation of the Company. As it is impossible to both sell and liquidate the Company, the Board's initial step in implementing the Resolution would necessarily be a thorough and diligent analysis of the mutually exclusive transactions that have been proposed, and the values that these transactions could possibly achieve for Company shareholders, in order to determine which of

the two requested actions should be taken. In other words, an essential part of the Resolution is that the Board must exercise its business judgment as to the fulfillment of the Resolution.

The actions taken by the Board in retaining Jefferies and considering potential strategic alternatives to increase shareholder value have substantially implemented the Resolution, or at least to the extent it can do so consistent with its fiduciary duties. Having invoked the business judgment and fiduciary duties of the Board by presenting a Resolution that requires a choice between mutually exclusive alternatives, the Proponent cannot say that the Board did not substantially implement the Proposal as far as its fiduciary duties would allow. The Board considered strategic alternatives and, in the exercise of its business judgment, based on the advice of Jefferies, determined that continuing with its business plan would be the most likely way to provide the greatest value to shareholders. Under the circumstances, then, the Proposal (which necessarily invokes the judgment and discretion of the Board) has already been substantially implemented by the Company, and including it the Proxy Materials would be duplicative of previous Company action, would waste Company resources and could lead to a material disruption of the Company's business and the lives of its elderly residents.

Based upon the foregoing, the Company should be permitted to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10).

C. The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a company may properly omit from its proxy materials a stockholder proposal and any statement of support therefor if "the proposal deals with a matter relating to the company's ordinary business operations." As the Commission has stated, "the general underlying policy of [Rule 14a-8(i)(7)] is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). Accordingly, the ordinary business rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that [shareholders], as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999 (November 22, 1976). For the reasons sets forth below, the Company believes that the Proposal deals with matters occurring in the ordinary course of business and is therefore properly excludable under Rule 14a-8(i)(10).

While the Resolution seems to contemplate only two steps (*i.e.*, the engagement of an investment bank and the pursuit of one of two transactions), in reality, due to the inherent differences between these types of transactions, a third, interim step — the application of the Board's business judgment — is necessarily required. Presumably, the Resolution (if adopted) would require the Board to conduct an analysis as to whether the proceeds of a sale of the Company would be greater than the liquidation proceeds, or vice versa. Once such an analysis has been conducted, the Board would be required to exercise its business judgment and, at a minimum, determine which of these two transactions would result in greater shareholder value. While the Resolution is couched in terms of two specific extraordinary transactions, the inherent differences between the two types of transactions would require the Board to conduct activities that fall within the ordinary course of business, in valuing potential ways to increase shareholder value. In essence, the Resolution recommends that the Board

determine, within a limited scope, how to enhance shareholder value. The Staff has long concurred that shareholder proposals that relate to both extraordinary matters and non-extraordinary matters and that direct a company to investigate means of increasing shareholder value are properly excludable pursuant to Rule 14a-8(i)(7). *See* Commercial National Financial Corporation, SEC No-Action Letter, 2006 LEXIS 371; Deckers Outdoor Corporation, SEC No-Action Letter, 2006 LEXIS 373; Medallion Financial Corp., SEC No-Action Letter, 2004 LEXIS 612; BKF Capital Group, Inc., SEC No-Action Letter, 2004 LEXIS 456; and Telular Corporation, SEC No-Action Letter, 2003 LEXIS 798.

III. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would greatly appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of a formal response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 728-8267.

Very truly yours,



Michael A. Schwartz

cc: Capital Senior Living Corporation
Mercury Real Estate Advisors LLC

EXHIBIT A

Mercury Real Estate Advisors LLC
Three River Road
Greenwich, CT 06807

December 8, 2006

Mr. James A Stroud
Chairman of the Board and Secretary
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, Texas 75254

Re: Shareholder Proposal

Dear Mr. Stroud:

On behalf of Mercury Real Estate Advisors LLC ("Mercury"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the proxy statement of Capital Senior Living Corporation (the "Corporation") to be circulated to the shareholders of the Corporation in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14a-8 (Proposals of Security Holders) of Regulation 14A promulgated by the Securities and Exchange Commission (the "SEC").

Mercury is the owner of approximately 2,369,700 shares of the Corporation's common stock that have been held continuously for more than a year prior to this date of submission. We believe that a sale of the Corporation is in the best interests of stockholders and should be pursued immediately. The Proposal is submitted in order to encourage the Corporation to retain an investment banker and begin a sale process.

Mercury intends to hold the shares through the date of the Corporation's next annual meeting of shareholders. In accordance with the provisions of Rule 14a-8(b) of Regulation 14A, Mercury's current ownership of such shares is evidenced by the enclosed letter from Morgan Stanley as well as by the Schedule 13D, initially filed with the SEC on December 2, 2005, and the amendments thereto, which Schedule 13D and such amendments are on file with the SEC. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Malcolm F. MacLean at (203) 869-9191.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC



Name: Malcolm F. MacLean IV
Title: President

LIBC/2888461.2

Proposed Resolution

That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.

Supporting Statement

We believe a sale or liquidation of the Corporation is in the best interests of stockholders for the following reasons:

1) **The Corporation has operated at a loss for the last three years.** In our opinion, management has destroyed shareholder value with a net loss of $3.4 million in the first nine months of 2006, $5.4 million in 2005 and $6.8 million in 2004.

2) **The Corporation lacks the sufficient size required to operate as a public company.** In our view, shareholders' equity is being wasted on general and administrative expenses, and, in particular, executive compensation packages, that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%. Also, executives have what we view as the rare benefit of "evergreen" employment contracts.

3) **Healthcare real estate valuations have reached a peak.** Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 – 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU's current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline.

4) **The Corporation is an attractive acquisition candidate for a national healthcare owner/operator.** While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national owner/operators could achieve operating synergies through an acquisition of CSU. Further, we believe CSU is trading at a significant discount to its intrinsic or liquidation value.

5) **Senior executives and Board members continue to sell stock in the Corporation and are becoming less aligned with the interests of shareholders.** While management

reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story. CSU executives and Board members have been significant net sellers of CSU stock in 2006. James Stroud, Chairman and Secretary, and his controlled entities have sold more than $8.5 million of stock in 2006 while other sellers include: Lawrence Cohen, Vice Chairman and Chief Executive Officer; Keith Johannessen, President and Chief Operating Officer; Ralph Beattie, Chief Financial Officer; Gloria Holland, Vice President; Jerry Lee, Controller; Craig F. Hartberg, Independent Director and Victor Nee, an Independent Director. These stock sales reiterate our view that management is not committed to its "growth strategy" and that a sale or liquidation should be commenced.



2000 Westchester Ave
Purchase, NY 10577

MorganStanley

December 6, 2006

Malcolm F. MacLean IV
Managing Member
Mercury Real Estate Advisors L.L.C
100 Field Point Road
Greenwich, Connecticut 06830

RE: Capital Senior Living Corp Common Stock [Cusip 140475 10 4]

Dear Mr. MacLean:

As of December 4th, 2006, the funds managed by Mercury Real Estate Advisors LLC had 2,603,749 Capital Senior Living Corp Common Stock [Cusip 140475 10 4], Ltd held in custody with Morgan Stanley.

Mercury Real Estate Advisors LLC has been a shareholder with at least $2,000 in market value for at least a year.

Sincerely,

Vincent J. Lisanti
Executive Director
914-225-4928

L:\PUBLIC\Westchester\TUAMWC\Client Folders\Mercury Real Estate\Mercury Holdings Ltr 120506.doc

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Tuesday, January 16, 2007
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KEY FINANCIAL INDICATORS

Loan Volume | Loan Performance | Occupancy Rates | Move-In Rates | Capitalization Rates

Capitalization Rates

Quarter Ending 6/30/06

From transactions involving major appraisal firms specializing in the industry

Property Type	Low	Average (Mean)	High	Number of Property Transaction Involved
Independent Living	7.0	8.3	10.2	36
Assisted Living	7.3	8.7	11	92
Nursing Homes	12.0	12.7	13.5	49
CCRCs	*	*	*	*

Capitalization rates are most often defined as: forecast earnings (or NOI or EBITDA) divided by market valuation of (or price paid for) the enterprise.

Mean Capitalization rates are weighted by the number of property transactions involved. Low and high values represent a range of reported values. Though appraisers are requested to submit capitalization rates only for transactions that have closed during the quarter, this quarter's data may include some transactions proposed but not yet closed, or from refinancing valuations.

*Not enough transactions to report this quarter.

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GOODWIN | PROCTER

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

February 3, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Capital Senior Living Corporation

Dear Sir or Madam:

This firm represents Mercury Real Estate Advisors LLC (the "Proponent") in connection with the shareholder proposal (the "Proposal") that the Proponent submitted to Capital Senior Living Corporation, a Delaware corporation (the "Company"), on December 8, 2006 for inclusion in the materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials"). In accordance with Rule 14a-8(k), the Proponent offers this letter in response to the January 17, 2007 letter submitted by Willkie Farr & Gallagher LLP on behalf of the Company (the "Position Letter"), requesting that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission" or the "SEC") issue no-action relief under Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(k), we are enclosing six (6) copies of (i) this letter, (ii) the Position Letter, and (iii) the Proposal and accompanying correspondence dated December 8, 2006. A copy of this letter is simultaneously being sent to the Company and Willkie Farr & Gallagher LLP, as counsel to the Company.

I. The Proposal

The proposal that the Proponent submitted for inclusion in the Proxy Materials reads as follows:

> **Proposed Resolution**
>
> That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.
>
> **Supporting Statement**
>
> We believe a sale or liquidation of the Corporation is in the best interests of stockholders for the following reasons:

1) **The Corporation has operated at a loss for the last three years.** In our opinion, management has destroyed shareholder value with a net loss of $3.4 million in the first nine months of 2006, $5.4 million in 2005 and $6.8 million in 2004.

2) **The Corporation lacks the sufficient size required to operate as a public company.** In our view, shareholders' equity is being wasted on general and administrative expenses, and, in particular, executive compensation packages, that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%. Also, executives have what we view as the rare benefit of "evergreen" employment contracts.

3) **Healthcare real estate valuations have reached a peak.** Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 – 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU's current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline.

4) **The Corporation is an attractive acquisition candidate for a national healthcare owner/operator.** While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national owner/operators could achieve operating synergies through an acquisition of CSU. Further, we believe CSU is trading at a significant discount to its intrinsic or liquidation value.

5) **Senior executives and Board members continue to sell stock in the Corporation and are becoming less aligned with the interests of shareholders.** While management reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story. CSU executives and Board members have been significant net sellers of CSU stock in 2006. James Stroud, Chairman and Secretary, and his controlled entities have sold more than $8.5 million of stock in 2006 while other sellers include: Lawrence Cohen, Vice Chairman and Chief Executive Officer; Keith Johannessen, President and Chief Operating Officer; Ralph Beattie, Chief Financial Officer; Gloria Holland, Vice President; Jerry Lee, Controller; Craig F. Hartberg, Independent Director and Victor Nee, an Independent Director. These stock sales reiterate our view that management is not committed to its "growth strategy" and that a sale or liquidation should be commenced.

II. Response to the Position Letter

For the reasons set forth below, the Proponent believes that the Position Letter fails to set forth a sufficient basis to exclude the Proposal from the Proxy Materials. A careful reading of Staff Legal Bulletin 14B, dated September 15, 2004 (the "Staff Legal Bulletin"), together with the Commission's views set forth in various no-action letters, negates the Company's Rule 14a-8(i)(3) and other arguments and provides the Company with a simple remedy – to set forth in its statement of opposition in its proxy statement a rebuttal to the Proponent's supporting statement (the "Supporting Statement"). We believe that a paramount consideration of the Division in the Staff Legal Bulletin was to emphasize this available remedy rather than to seek modification to or exclusion of a shareholder proposal. In reviewing the Company's Position Letter with respect to its request for exclusion of the Proposal under Rule 14a-8(i)(3), it is clear that all of the Company's arguments fall within the circumstances described by the Division in the Staff Legal Bulletin that are not proper grounds for a modification or exclusion request. In addition, the no-action letters cited by the Company in support of its arguments that the Proposal can be excluded under the Rule 14a-8(i)(3) "contrary to the proxy rules" exclusion, the Rule 14a-8(i)(10) "substantially implemented" exclusion and the Rule 14a-8(i)(7) "ordinary business" exclusion are, in each case, simply not applicable to the present facts. For these reasons and as discussed further below, the Proponent respectfully submits that the Commission deny the Company's request for exclusion.

A. Response to the Company's Argument that the Proposal is Contrary to the Proxy Rules, Including Rule 14a-9.

The Company has requested that the Proposal be excluded in its entirety based upon the assertion that the Proposal contains false and misleading statements. In support of this contention, the Company cites a number of no-action letters for the proposition, in part, that a shareholder proposal may be properly omitted in its entirety if it contains false and misleading statements. However, a review of the no-action letters cited by the Company for such proposition demonstrates exactly the opposite – that the Division generally does not permit the wholesale exclusion of shareholder proposals on the basis of Rule 14a-8(i)(3). For example, in each of International Business Machines Corporation, SEC No-Action Letter, 2006 LEXIS 112 (January 26, 2006) (the "IBM No-Action Letter"), Sysco Corp., SEC No-Action Letter, 2003 LEXIS 672 (August 12, 2003), and DCB Financial Corp., SEC No-Action Letter, 2003 LEXIS 337 (March 5, 2003), the Commission permitted reformation of the shareholder proposal and refused to permit the Company to exclude the proposal in its entirety under Rule 14a-8(i)(3). In the single instance cited by the Company where the Commission permitted exclusion of the proposal in its entirety, the proponents were requesting that the company change its name to "*The Hell with Shareholders*." See General Magic, Inc., SEC No-Action Letter, 2000 LEXIS 602 (May 1, 2000). Clearly, the Proposal, which concerns the retention of an investment bank

to explore a sale or liquidation of the Company and reflects the subject matter of a legitimate shareholder interest, is distinguishable from the request for General Magic to adopt a nonsensical and inflammatory corporate name.

In support of its assertion that the Proposal may be excluded in its entirety pursuant to Rule 14a-8(i)(3), the Company contends that the Proposal's recommendation that the Company pursue a "sale or liquidation" of the Company is inherently vague and indefinite. The Company's hyper-technical argument is itself vague and unsubstantiated by any reasoning, puts form over substance and is contrary to no-action letters in which the Commission has refused to permit the exclusion of shareholder proposals with substantially similar language. See Allegheny Valley Bancorp., Inc. SEC No-Action Letter, WSB File No. 0108200104 (January 3, 2001) (the "Allegheny No-Action Letter"); Student Loan Corporation, SEC No-Action Letter, WSB File No. 032299030 (March 18, 1999); Penn Virginia Corp., SEC No-Action Letter, 1997 WL 83093 (February 24, 1997); Portsmouth Bank Shares, Inc., SEC No-Action Letter, 1993 LEXIS 303 (February 24, 1993). Specifically, in Allegheny, the Commission refused to permit the exclusion of a proposal that advocated for the retention of an investment bank to explore the "purchase of the Bank's stock or assets." In Student Loan Corporation, the proposal recommended that the company engage an investment banker "to explore all alternatives to enhance the value of the Company, including, but not limited to the possible sale or merger of the Company, or premium tender offer share repurchases of the stock of the Company..." These no-action letters stand for the proposition that the advocacy of one or more types of extraordinary transactions in a shareholder proposal simply reflects the reality that a sale process can take on multiple forms. Furthermore, we believe that the Commission's refusal to permit similarly worded proposals to be excluded is predicated on the fact that any reasonable shareholder can understand that the basic premise of the Proposal relates to the sale (by one means or another) of all the assets of the Company and the retention of a financial advisor to help facilitate such a transaction. As such, the Company's arguments that the Proposal may be excluded on the grounds that it is vague or indefinite is entirely without merit and inconsistent with previously issued no-action letters.

In the Company's Position Letter, it next engages in a line-by-line attempt to argue for the Proposal's exclusion under Rule 14a-8(i)(3) on the grounds that the Supporting Statement runs afoul of 14a-9. Even taking the Company's arguments at face value, the Supporting Statement can easily be modified to address the Company's concerns, in keeping with the Commission's long-standing policy of permitting revisions to correct deficiencies. In fact, even the no-action precedent cited by the Company clearly supports this position. See IBM No-Action Letter (permitting six paragraphs to be deleted). However, the Proponent believes that modifications to the Supporting Statement are unnecessary because all of the issues raised by the Company can be fairly and adequately addressed by the Company in its statement of opposition in its proxy statement.

In the Staff Legal Bulletin, the Division stated:

"...going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition."

Since the date of the Staff Legal Bulletin, the Commission has refused to grant no-action relief to issuers in keeping with this guidance. See, e.g., High Income Securities Fund, SEC No-Action Letter, 2006 LEXIS 409 (March 14, 2006) ("We do not believe that any statement in the Supporting Statement rises to the level of materially misleading, and many are simply statements of the Proponent's opinion. The Fund will have an opportunity to include in its proxy statement arguments reflecting its own point of view on the proposal.") (the "High Income Securities Fund No-Action Letter") As described below, the Proponent firmly believes that the present facts are substantially similar in the aggregate to the circumstances discussed in the High Income Securities Fund No-Action Letter.

In Paragraph No. 1 of the Supporting Statement, the Company asserts that the Proponent's opinion that management has destroyed shareholder value as a result of recent losses is false and misleading. The merits of this assertion are baseless and are inconsistent with the Division's guidance in several of the categories described above, particularly in view of the fact that the Proponent specifically identified its statement as an opinion. Fundamentally, the Proponent's statement simply presents the Company's GAAP net loss for each of the last three years. The Proponent firmly believes that it is entitled to its opinion, clearly identified as such, that substantial, sustained GAAP net losses in each of the last three years amount to a destruction of shareholder value. Furthermore, in today's market environment, in which

investors are increasingly sophisticated and have access to a plethora of information concerning the Company, the Proponent finds it difficult to understand how an average investor could be mislead by the Proponent's clearly identified opinion that is accompanied by the Company's own GAAP financial information. The Proponent believes that the Company's arguments are an attempt to create an exception that would swallow the rule, i.e., because the Supporting Statement and Proposal must be limited to 500 words or less, the Proponent could never express an opinion or present any of the Company's financial information because the Proponent would likely require more than 500 words in order to include every other possible quantitative and qualitative disclosure needed to completely insulate it from an assertion that it is false and misleading under Rule 14a-9. Respectfully, the Proponent contends that the Commission's position does not create such a draconian requirement. Perhaps at the most basic level, the Company is simply concerned that shareholders may interpret the Proponent's opinion "in a manner that is unfavorable to the company, its directors, or its officers," which, pursuant to the Staff Legal Bulletin, is not grounds for exclusion or modification particularly because the Company is entitled to make counter arguments in its statement in opposition in the Proxy Materials.

In Paragraph No. 2 of the Supporting Statement, the Company attacks the Proponent's grounds for making this statement under Rule 14a-8(i)(3). Again, the Company's arguments are unpersuasive and are contrary to the Division's guidance set forth in the Staff Legal Bulletin. In this regard, the Proponent clearly identifies its statement as an opinion by using the words "In our view....". Furthermore, the Company again embarks on a hyper-technical argument that because two of the five companies in its peer group use two expense ratio metrics (i.e., G&A expenses as a percentage of *reported revenues* and G&A expenses as a percentage of *annualized revenues under management*), the Proponent must also disclose the additional expense ratio that the majority of the peer group apparently does not use. Furthermore, the Company states in the Position Letter that "...G&A expenses as a percentage of annualized revenues under management is recognized as a metric that accurately portrays the G&A expense-to-revenue ratio on an 'apples to apples' basis." However, the Company chose not to go further and note that it is the Company that, in its opinion, believes that G&A expenses as a percentage of annualized revenues is an appropriate additional metric. The Proponent respectfully submits to the Commission that the Company is certainly entitled to its opinion just as the Proponent is entitled to the Proponent's opinion. The Proponent believes that this is exactly the kind of disclosure that the Company should simply make in its statement in opposition, i.e., the Company can state why it believes a different or additional expense ratio is a financial metric for stockholders to consider in response to the Proponent's views on the subject.

With respect to Paragraph Nos. 3 and 4, the Company asserts that several of the Proponent's statements are false and misleading. The Company further cites capitalization rates published

by the National Investment Center for the Seniors Housing & Care Industry of 8.3% for independent living properties and 8.7% for assisted living properties (which figures the Proponent notes are more than seven months old). Again, this is precisely disclosure that the Company may consider making in its statement of opposition because the Proponent's statements are opinions and beliefs to which it is entitled, consistent with the last category set forth in the language of the Staff Legal Bulletin cited above. Throughout the Supporting Statement, the Proponent was careful to describe its views as opinions by using words such as "in our opinion," "we believe" or "it is our view" and, consistent with the guidance in the Staff Legal Bulletin and no action letters (See, e.g., the High Income Securities Fund No-Action Letter), it is not necessary to qualify each and every sentence in the Supporting Statement expressly as an opinion. The Proponent supplementally advises the Staff that its opinions and beliefs concerning potentially achievable capitalization rates are based on its knowledge and experience within the industry. In this regard, capitalization rate data can be obtained from numerous sources available to investors, including investment bank research. For example, reports published in January 2007 from two major investment banks note a capitalization rate of 6.2% in connection with the sale by Sunrise Senior Living Real Estate Investment Trust to Ventas, Inc. of 74 assisted living facilities and note that capitalization rates are at historic lows. Thus, in keeping with the guidance offered in the Staff Legal Bulletin and, specifically the categories of statements referred to therein and cited above, the Proponent respectfully submits that the Commission should deny the Company's request for exclusion or modification of these paragraphs and simply advise the Company that it may make its arguments against the Proponent's views in its opposition statement.

With respect to Paragraph No. 5, the Proponent disagrees with the Company's characterization of Messrs. Hartberg's and Nee's exercise and sale of option shares and option grants in 2006. However, to eliminate the possibility of any confusion over the phrase "net sellers," the Proponent is willing to have the word "net" stricken. This simple modification renders the Company's arguments concerning Messrs. Hartberg's and Nee's selling activities in 2006 moot. With regard to the Company's assertion that that the first sentence of Paragraph No. 5 impugns the character of the individuals referred to therein, the Proponent respectfully submits that this is simply the Proponent's opinion and it is willing to modify this statement to more clearly indicate that fact if such an express qualification is deemed necessary by the Commission (which the Proponent believes is not necessary in view of the overall context of the Supporting Statement). Most importantly, however, is the fact that the Proponent is entitled to its opinion that significant sales of Company stock are inconsistent with the Proponent's belief that insiders should maintain their holdings to fully align their interests with those of the stockholders generally. The Company's contention is, in essence, that the Proponent is not entitled to its opinion, in direct contravention to the guidance set forth in the Staff Legal Bulletin. Furthermore, the Company's assertion that the Proponent's views concerning stock ownership by insiders is irrelevant is similarly without merit. Quite clearly, the Proponent's

opinion in this regard forms a direct basis for its belief that management is not committed to its "growth strategy." Once again, the Company has an entire proxy statement in which to craft a response to the views of the Proponent set forth in the Supporting Statement, and, as directed by the guidance contained in the Staff Legal Bulletin, the Proponent respectfully submits that the Commission should request that the Company avail itself of that opportunity.

B. Response to the Company's Argument that the Proposal Should be Omitted on the Grounds that the Proposal Has Been Substantially Implemented.

The Company asserts that the Proposal may be excluded under Rule 14a-8(i)(10) on the grounds that is has been substantially implemented. On certain occasions, the Commission has granted no-act relief pursuant to Rule 14a-8(i)(10) where a company has substantially implemented a shareholder proposal related to the retention of an investment bank. However, in such circumstances, no-action relief under 14a-8(i)(10) has been granted in cases where an investment bank has been retained following, and in response to, such shareholder proposal, thus rendering inclusion of the proposal in the proxy materials moot. The facts present in the context of the Proponent's Proposal, however, are completely different, because the Company did not engage an investment banker in response to the Proponent making the Proposal. Instead, the Company asserts that the Proposal is moot because of the Company's consideration of "various strategies and financial alternatives" in June 2006, a date nearly a year prior to the date of the 2007 Annual Meeting. The Company fails to cite any legal precedent or interpretation that supports its position that the Proposal can be omitted on the grounds that the Company had, at some time in the past, retained a third party financial advisor to explore alternatives that may have included a potential sale of the Company.

Moreover, the retention of Jefferies & Company ("Jefferies") in June 2006 to consider "various strategies and financial alternatives" is substantially different than the actions advocated by the Proponent. The Proponent recommends the retention of an investment bank to undertake a timely, focused and critical analysis of a sale or liquidation process. In contrast, in June 2006 Jefferies performed a much more general review of strategic alternatives, including many non-extraordinary transactions, which in any event will be substantially dated as of the 2007 annual meeting. Because of the focused nature of the Proponent's requested actions under the Proposal, the work performed by Jefferies in June 2006 cannot be expected to have produced the thoughtful insights regarding a potential sale or liquidation process that would result from a targeted analysis undertaken against a backdrop of the market environment and operating and financial position of the Company existing today or at the time of the 2007 annual meeting. Finally, the Proposal is cast as a precatory Proposal, and as such, the Proponent fails to see the logic in denying stockholders the ability to express their views regarding the Proposal at the 2007 annual meeting.

C. Response to the Company's Argument that the Proposal Should be Omitted on the Grounds that the Proposal Concerns Ordinary Business Operations.

The Company contends that the Proposal may be excluded under Rule 14a-8(i)(7) on the grounds that its concerns the ordinary business operations of the Company. This argument is not only contrary to common sense, but is also inconsistent with the authority cited by the Company in support of its position. The plain language of the Proposal concerns the sale or liquidation of the Company – in either case, a transaction that can only be characterized as extraordinary. In rendering no-action decisions under Rule 14a-8(i)(7), the Commission has drawn a sharp distinction between shareholder proposals that advocate an extraordinary transaction or transactions specifically, and those that advocate a review of strategic alternatives more generally. While the Commission has permitted the exclusion of proposals requesting that the Company retain an investment bank to maximize shareholder value, which might involve the consideration of non-extraordinary transactions (See, e.g., Deckers Outdoor Corporation, SEC No-Action Letter, 2006 LEXIS 373 (March 20, 2006)), it has previously refused to grant no-action relief under Rule 14a-8(i)(7) where a proposal specifically advocated a stock or asset sale. For example, in the Allegheny No-Action Letter, the stockholder proponent proposed the following resolution:

"RESOLVED, that the shareholders of Allegheny Valley Bancorp, Inc. (the "Bank") authorize and direct the Bank's Board of Directors (the "Board") to retain an investment bank to solicit offers for the purchase of the Bank's stock or assets."

The Commission refused to permit the Bank to exclude the foregoing proposal on the basis of Rule 14a-8(i)(7). The similarities between the Proposal and the proposal at issue in Allegheny are striking and suggest, rather strongly, that the Proposal is not properly excludable on the grounds of Rule 14a-8(i)(7). Whether characterized as a sale or as a liquidation, the Proposal clearly and unambiguously refers to a sale of stock or sale of assets by any means.

III. Conclusion

Based upon the foregoing discussion, the Proponent believes that the Proposal can not be properly excluded from the Proxy Materials. If the Commission disagrees with the Proponent's conclusions, we request the opportunity to confer with the Commission prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (617) 570-1865.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self addressed envelope.

Very truly yours,



James A. Matarese

cc: David R. Jarvis
Mercury Real Estate Advisors LLC

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111


SEC MAIL PROCESSING
JAN 17 2007
WASH. D.C.
151
SECTION

January 17, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Capital Senior Living Corporation - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Capital Senior Living Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal, consisting of a resolution and supporting statement (collectively, the "Proposal") submitted by Mercury Real Estate Advisors LLC (the "Proponent"), may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter; (ii) the Proposal and accompanying correspondence dated December 8, 2006 submitted by the Proponent (attached hereto as Exhibit A); and (iii) a report indicating recent capitalization rates for assets similar to those held by the Company (attached hereto as Exhibit B). In accordance with Rule 14a-8(j)(1), a copy of this submission is simultaneously being sent to the Proponent.

I. Introduction

The first part of the Proposal consists of a resolution (the "Resolution") directed to the Board of Directors of the Company (the "Board") and reading as follows:

> That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.

The Resolution is followed by a statement in support of the resolution by the Proponent (the "Supporting Statement"). The text of the Supporting Statement reads as follows:

1) **The Corporation has operated at a loss for the last three years.** In our opinion, management has destroyed shareholder value with a net loss of $3.4 million in the first nine months of 2006, $5.4 million in 2005 and $6.8 million in 2004.
2) **The Corporation lacks the sufficient size required to operate as a public company.** In our view, shareholders' equity is being wasted on general and administrative expenses, and, in particular,

executive compensation packages, that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%. Also, executives have what we view as the rare benefit of "evergreen" employment contracts.

3) **Healthcare real estate valuations have reached a peak.** Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 - 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU's current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline.

4) **The Corporation is an attractive acquisition candidate for a national healthcare owner/operator.** While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national owner/operators could achieve operating synergies through an acquisition of CSU. Further, we believe CSU is trading at a significant discount to its intrinsic or liquidation value.

5) **Senior executives and Board members continue to sell stock in the Corporation and are becoming less aligned with the interests of shareholders.** While management reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story. CSU executives and Board members have been significant net sellers of CSU stock in 2006. James Stroud, Chairman and Secretary, and his controlled entities have sold more than $8.5 million of stock in 2006 while other sellers include: Lawrence Cohen, Vice Chairman and Chief Executive Officer; Keith Johannessen, President and Chief Operating Officer; Ralph Beattie, Chief Financial Officer; Gloria Holland, Vice President; Jerry Lee, Controller; Craig F. Hartberg, Independent Director and Victor Nee, an Independent Director. These stock sales reiterate our view that management is not committed to its "growth strategy" and that a sale or liquidation should be commenced.

The Company respectfully requests confirmation that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials on the following grounds:

1. The Proposal may be excluded under Rule 14a-8(i)(3) as it is contrary to the Commission's proxy rules, including Rule 14a-9 under the Exchange Act ("Rule 14a-9"), which prohibits materially false and misleading statements in proxy soliciting materials;

2. The Proposal may be excluded under Rule 14a-8(i)(10) as the Company has already substantially implemented the Proposal; and

3. The Proposal may be excluded under Rule 14a-8(i)(7) as it deals with a matter relating to the Company's ordinary course of business.

II. Bases for Excluding the Proposal

A. The Proposal Is Contrary to the Commission's Proxy Rules, Including Rule 14a-9.

Rule 14a-8(i)(3) provides that a company may exclude a proposal if it violates the proxy rules, including Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials. The Staff's interpretation of this provision was recently clarified in Staff Legal Bulletin 14B, dated September 15, 2004 ("Staff Bulletin 14B"). Staff Bulletin 14B indicates that a proposal

may be properly excluded when the resolution contained therein is so inherently vague or indefinite that neither the shareholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions the proposal requires. In addition, reliance on Rule 14a-8(i)(3) may be appropriate where the proposal contains statements that are demonstrably and materially false or misleading or that impugn the character, integrity or personal reputation of an individual. The Staff has previously permitted companies to exclude entire shareholder proposals or portions of shareholder proposals when the proposals contained false and misleading statements. *See, e.g.*, International Business Machines, SEC No-Action Letter, 2006 LEXIS 112 (January 26, 2006); Sysco Corp., SEC No-Action Letter, 2003 LEXIS 672 (August 12, 2003); DCB Financial Corp., SEC No-Action Letter, 2003 LEXIS 337 (March 5, 2003); and General Magic, Inc., SEC No-Action Letter, 2000 LEXIS 602 (May 1, 2000). Finally, a proposal may also be properly excluded under Rule 14a-8(i)(3) if substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal.

The Resolution recommends that the Company pursue "a sale or liquidation" of the Company. These two types of transactions are fundamentally different from each other, and the Resolution leaves it to the Board to decide which to pursue. As a consequence, it would be impossible for any shareholder to know whether he or she was supporting a sale or a liquidation, yet the economic consequences to shareholders of these two transactions would likely be materially different. In addition, it would be impossible for the Board to know how to implement the Proposal since some shareholders may have voted for the Proposal because they favor a liquidation and others because they favor a sale. The Resolution should therefore be excludable under Rule 14a-8(i)(3) because it is so inherently indefinite that neither the shareholders in voting on the Proposal nor the Company in implementing the Proposal would be able to determine with any reasonable certainty exactly what action the Proposal requires. In this regard, and taking into account the basis on which Staff Bulletin 14B allows a proponent to remedy "minor defects" in a proposal, we note that the removal of either the "sale option" or the "liquidation option" from the Proposal would not be "minor in nature" and "would alter the substance" of the Proposal.

Apart from the Resolution itself, the Supporting Statement is so thoroughly riddled with violations of Rule 14a-9 that the Proposal may properly be excluded under Rule 14a-8(i)(3). In fact, every paragraph of the Supporting Statement runs afoul of Rule 14a-9.

Paragraph No. 1 of the Supporting Statement states that the management of the Company "has destroyed shareholder value" as a result of recent net losses. This statement is materially false and misleading because it equates modest net losses with the destruction of shareholder value when in fact those losses resulted from a transaction that has built shareholder value. Indeed, following the announcement of the Triad Acquisition (described below), the Company's stock price more than doubled over the next nine months and stands today at more than triple the stock price immediately before the announcement of the Triad Acquisition.

Specifically, the losses referred to resulted from the Company's strategic and well-considered 2003 acquisition of Triad Senior Living II, L.P., Triad Senior Living III, L.P., Triad Senior Living IV, L.P. and Triad Senior Living V, L.P. (the "Triad Acquisition"). Both the Board and management of the Company understood that the Triad Acquisition would cause increased expenses and net losses in the

near term in exchange for great potential growth and future returns for shareholders. In fact, this was explained in a Company press release, dated April 30, 2003 (attached as Exhibit 99.1 to the Company's Current Report filed with the Commission on Form 8-K on May 6, 2003):

> [T]he elimination of interest income on the Triad advances and greater depreciation on the increased asset base will initially result in net losses although cash earnings are expected to be positive. Due to our substantial depreciation expenses, it is important for our shareholders to understand that cash flow has been, and will continue to be, the yardstick by which we measure operating performance....

In addition, the Company's stock price closed at $3.05 per share on May 5, 2003, the day prior to the public announcement of the Triad Acquisition. Nine months later, on February 5, 2004, it stood at $6.52 per share. More recently, the Company's stock closed at $10.76 per share on January 16, 2007, squarely belying the Proponent's contention as to the destruction of shareholder value.

Thus, Paragraph No. 1 of the Supporting Statement not only fails to adduce support for the contention it presents, but it also is objectively false and misleading because it (i) is not supportable at all and (ii) omits the foregoing material facts about the nature of the net losses referred to and the Company's stock price, which belies the claim of destruction of shareholder value.

Paragraph No. 2 of the Supporting Statement also contains misleading statements and fails to disclose information necessary so that shareholders may make an informed decision concerning the advisability of the Proposal. This paragraph claims that "general and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%." The Company, together with another member of the Company's Peer Group (constituting two of the five members), reports two percentages regarding general and administrative ("G&A") expenses because each has a significant number of properties that are managed for third parties. These are: (i) G&A expenses as a percentage of reported revenues; and (ii) G&A expenses as a percentage of annualized revenues under management, which captures revenues generated from properties under management that are not reflected in reported revenues. As the percentage of managed properties accounting for company revenues may fluctuate and vary from company to company, G&A expenses as a percentage of annualized revenues under management is recognized as a metric that accurately portrays the G&A expense-to-revenue ratio on an "apples to apples" basis. The Company's G&A expenses as a percentage of annualized revenues under management for the period in question were equal to 5.8%, very much in line with the Company's Peer Group average of 5.5%. The Proponent, by implying that the ratio based on reported revenues is a comparable statistic across the Company's Peer Group and ignoring a recognized metric that fairly permits a comparison of G&A expenses among companies with different revenue profiles, distorts the comparison and would mislead the Company's shareholders in violation of Rule 14a-9.

Paragraph No. 3 of the Supporting Statement contains several materially false and misleading statements. This paragraph states that capitalization rates for assets similar to those held by the Company "have fallen to approximately 6.5 - 7.0% from approximately 10% over the past several years." However, according to the National Investment Center for the Seniors Housing & Care Industry ("NIC"), the average (mean) capitalization rates for the quarter ended June 30, 2006 were

8.3% for Independent Living properties and 8.7% for Assisted Living properties. *See* NIC, *http://nic.org/kfi/capitalization_rates.asp* and Exhibit B. By claiming an artificially low capitalization rate (of unknown origin), the Supporting Statement indicates a much higher potential value for a sale or liquidation of the Company than would result if a more reliable capitalization rate were utilized. As such, this statement would prevent any shareholder from making an informed decision concerning the advisability of the Proposal.

In addition, Paragraph No. 3 of the Supporting Statement states that it is not in the best interest of the Company's shareholders for the Company to continue "operating unprofitably." However, the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed with the Commission on November 8, 2006 (a month prior to submission of the Proposal), clearly reports net income (as opposed to a net loss) for the fiscal quarter ending September 30, 2006. By implying that the Company continues to operate at a loss, this statement is false and misleading in violation of Rule 14a-9 since the current and future profitability of the Company is fundamental to a decision whether shareholders should support a sale or liquidation of the Company.

Paragraph No. 4 of the Supporting Statement states that the stock of the Company is "trading at a significant discount to its intrinsic or liquidation value." This statement is inherently vague and ambiguous as it is not clear exactly what the Proponent is claiming. The Proponent's use of the word "or" clearly suggests that the stock is trading below either its intrinsic value or its liquidation value, but the Proponent fails to indicate which one. (This failure is not surprising because if the Proponent knew which one it meant, one would expect that the Resolution would not have been ambiguous as to whether it was urging a sale or a liquidation.) Moreover, the Proponent does not indicate, at any point in this paragraph or elsewhere in the Supporting Statement, what it believes to be either the liquidation or intrinsic value of the Company. It is materially misleading for the Proponent to claim that the Company's stock is trading below either its liquidation or its intrinsic value without setting forth some sort of guideline as to what those valuations of the Company actually are. The inherent ambiguity of this paragraph and the lack of any actual indication of the Company's value by the Proponent would prevent any shareholder from making an informed and well-considered decision regarding the merits of the Proposal, and as such renders the entire paragraph false and misleading.

Paragraph No. 5 of the Supporting Statement not only contains statements that are demonstrably false and misleading, but also contains statements that impugn the character, integrity and personal reputation of individual officers and directors of the Company, again in violation of Rule 14a-9 and the guidance of the Staff provided in Staff Bulletin 14B. This paragraph states that Company "executives and Board members have been significant net sellers of CSU stock in 2006" and then proceeds to list two directors, Craig F. Hartberg and Victor Nee, whose filings with the Commission clearly show that they were not net sellers of Company stock in 2006. In fact, according to the reports by Messrs. Hartberg and Nee filed on Form 4 with the Commission, Mr. Hartberg was a net acquiror of Company stock in 2006 and Mr. Nee's holdings of Company stock shares were unchanged over the course of the year.

This paragraph also makes the outrageous statement that "[w]hile management reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story." This statement falsely asserts that the officers and directors, who are

identified by name in the Supporting Statement, have been duplicitous in their communications with shareholders and the public generally, and it directly impugns the character, integrity and personal reputation of these individuals, in blatant contravention of Rule 14a-9.

This paragraph also specifically states that James Stroud and entities under his control sold over $8.5 million of Company stock in 2006, implying that "management is not committed to its 'growth strategy'" and, as the bold paragraph header indicates, that "**Senior Executives and Board members...are becoming less aligned with the interests of shareholders.**" Mr. Stroud, along with the entities under his control, remains the largest shareholder of the Company and, as such, his interests remain emphatically aligned with those of the Company's other shareholders. Finally, the entire discussion contained in Paragraph No. 5 of the Supporting Statement is irrelevant to whether the Board should pursue a sale or liquidation of the Company (and to a shareholder's consideration of that proposition), and its inclusion can only serve to confuse the shareholders of the Company.

In light of the confusing ambiguity of the Resolution and the pervasive materially false, misleading and irrelevant statements contained in the Supporting Statement, the inclusion of the Proposal in the Proxy Materials would result in a direct violation of Rule 14a-9. We believe, therefore, that the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(3).

B. The Proposal Has Been Substantially Implemented by the Company.

Rule 14a-8(i)(10) provides that a company may properly omit from its proxy materials a stockholder proposal and any statement of support therefor "if the company has already substantially implemented the proposal." For the reasons sets forth below, the Company believes it has already substantially implemented the Proposal and that the Proposal is therefore properly excludable under Rule 14a-8(i)(10).

The Resolution recommends that the Company engage an investment banker and pursue a sale or liquidation of the Company. By an engagement letter, dated June 15, 2006, the Company engaged the services of Jefferies & Company ("Jefferies"), a recognized investment banking firm, to advise on the appropriateness of various strategies and financial alternatives of the Company, including a sale of the Company. On August 4, 2006, at a meeting of the Board, representatives of Jefferies presented the firm's findings, which led the Board to conclude that entering into a business combination at the current time would not achieve a premium for shareholders of the Company. The representatives of Jefferies also noted that sales processes, generally, can cause disruption to the Company's operations. Members of the Company's management confirmed that a potential sale of the Company would be a particularly sensitive issue in the senior living industry because elderly residents and their families are very concerned about the stability of their communities' ownership and management. After due consideration, the Board concluded that at the present time the Company should not pursue a sale of the Company, as such a transaction would not create additional shareholder value.

As discussed above, the Resolution requests that, after engaging an investment bank, the Company pursue either a sale or a liquidation of the Company. As it is impossible to both sell and liquidate the Company, the Board's initial step in implementing the Resolution would necessarily be a thorough and diligent analysis of the mutually exclusive transactions that have been proposed, and the values that these transactions could possibly achieve for Company shareholders, in order to determine which of

the two requested actions should be taken. In other words, an essential part of the Resolution is that the Board must exercise its business judgment as to the fulfillment of the Resolution.

The actions taken by the Board in retaining Jefferies and considering potential strategic alternatives to increase shareholder value have substantially implemented the Resolution, or at least to the extent it can do so consistent with its fiduciary duties. Having invoked the business judgment and fiduciary duties of the Board by presenting a Resolution that requires a choice between mutually exclusive alternatives, the Proponent cannot say that the Board did not substantially implement the Proposal as far as its fiduciary duties would allow. The Board considered strategic alternatives and, in the exercise of its business judgment, based on the advice of Jefferies, determined that continuing with its business plan would be the most likely way to provide the greatest value to shareholders. Under the circumstances, then, the Proposal (which necessarily invokes the judgment and discretion of the Board) has already been substantially implemented by the Company, and including it the Proxy Materials would be duplicative of previous Company action, would waste Company resources and could lead to a material disruption of the Company's business and the lives of its elderly residents.

Based upon the foregoing, the Company should be permitted to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10).

C. The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a company may properly omit from its proxy materials a stockholder proposal and any statement of support therefor if "the proposal deals with a matter relating to the company's ordinary business operations." As the Commission has stated, "the general underlying policy of [Rule 14a-8(i)(7)] is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). Accordingly, the ordinary business rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that [shareholders], as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999 (November 22, 1976). For the reasons sets forth below, the Company believes that the Proposal deals with matters occurring in the ordinary course of business and is therefore properly excludable under Rule 14a-8(i)(10).

While the Resolution seems to contemplate only two steps (*i.e.*, the engagement of an investment bank and the pursuit of one of two transactions), in reality, due to the inherent differences between these types of transactions, a third, interim step — the application of the Board's business judgment — is necessarily required. Presumably, the Resolution (if adopted) would require the Board to conduct an analysis as to whether the proceeds of a sale of the Company would be greater than the liquidation proceeds, or vice versa. Once such an analysis has been conducted, the Board would be required to exercise its business judgment and, at a minimum, determine which of these two transactions would result in greater shareholder value. While the Resolution is couched in terms of two specific extraordinary transactions, the inherent differences between the two types of transactions would require the Board to conduct activities that fall within the ordinary course of business, in valuing potential ways to increase shareholder value. In essence, the Resolution recommends that the Board

determine, within a limited scope, how to enhance shareholder value. The Staff has long concurred that shareholder proposals that relate to both extraordinary matters and non-extraordinary matters and that direct a company to investigate means of increasing shareholder value are properly excludable pursuant to Rule 14a-8(i)(7). *See* Commercial National Financial Corporation, SEC No-Action Letter, 2006 LEXIS 371; Deckers Outdoor Corporation, SEC No-Action Letter, 2006 LEXIS 373; Medallion Financial Corp., SEC No-Action Letter, 2004 LEXIS 612; BKF Capital Group, Inc., SEC No-Action Letter, 2004 LEXIS 456; and Telular Corporation, SEC No-Action Letter, 2003 LEXIS 798.

III. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would greatly appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of a formal response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 728-8267.

Very truly yours,



Michael A. Schwartz

cc: Capital Senior Living Corporation
Mercury Real Estate Advisors LLC

EXHIBIT A

Mercury Real Estate Advisors LLC
Three River Road
Greenwich, CT 06807

December 8, 2006

Mr. James A Stroud
Chairman of the Board and Secretary
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, Texas 75254

Re: Shareholder Proposal

Dear Mr. Stroud:

On behalf of Mercury Real Estate Advisors LLC ("Mercury"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the proxy statement of Capital Senior Living Corpontion (the "Corporation") to be circulated to the shareholders of the Corporation in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14a-8 (Proposals of Security Holders) of Regulation 14A promulgated by the Securities and Exchange Commission (the "SEC").

Mercury is the owner of approximately 2,369,700 shares of the Corporation's common stock that have been held continuously for more than a year prior to this date of submission. We believe that a sale of the Corporation is in the best interests of stockholders and should be pursued immediately. The Proposal is submitted in order to encourage the Corporation to retain an investment banker and begin a sale process.

Mercury intends to hold the shares through the date of the Corporation's next annual meeting of shareholders. In accordance with the provisions of Rule 14a-8(b) of Regulation 14A, Mercury's current ownership of such shares is evidenced by the enclosed letter from Morgan Stanley as well as by the Schedule 13D, initially filed with the SEC on December 2, 2005, and the amendments thereto, which Schedule 13D and such amendments are on file with the SEC. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Malcolm F. MacLean at (203) 869-9191.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC



Name: Malcolm F. MacLean IV
Title: President

LIBC/2888461.2

Proposed Resolution

That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.

Supporting Statement

We believe a sale or liquidation of the Corporation is in the best interests of stockholders for the following reasons:

1) **The Corporation has operated at a loss for the last three years.** In our opinion, management has destroyed shareholder value with a net loss of $3.4 million in the first nine months of 2006, $5.4 million in 2005 and $6.8 million in 2004.

2) **The Corporation lacks the sufficient size required to operate as a public company.** In our view, shareholders' equity is being wasted on general and administrative expenses, and, in particular, executive compensation packages, that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%. Also, executives have what we view as the rare benefit of "evergreen" employment contracts.

3) **Healthcare real estate valuations have reached a peak.** Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 – 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU's current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline.

4) **The Corporation is an attractive acquisition candidate for a national healthcare owner/operator.** While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national owner/operators could achieve operating synergies through an acquisition of CSU. Further, we believe CSU is trading at a significant discount to its intrinsic or liquidation value.

5) **Senior executives and Board members continue to sell stock in the Corporation and are becoming less aligned with the interests of shareholders.** While management

reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story. CSU executives and Board members have been significant net sellers of CSU stock in 2006. James Stroud, Chairman and Secretary, and his controlled entities have sold more than $8.5 million of stock in 2006 while other sellers include: Lawrence Cohen, Vice Chairman and Chief Executive Officer; Keith Johannessen, President and Chief Operating Officer; Ralph Beattie, Chief Financial Officer; Gloria Holland, Vice President; Jerry Lee, Controller; Craig F. Hartberg, Independent Director and Victor Nee, an Independent Director. These stock sales reiterate our view that management is not committed to its "growth strategy" and that a sale or liquidation should be commenced.

2000 Westchester Ave
Purchase, NY 10577



December 6, 2006

Malcolm F. MacLean IV
Managing Member
Mercury Real Estate Advisors LLC
100 Field Point Road
Greenwich, Connecticut 06830

RE: Capital Senior Living Corp Common Stock [Cusip 140475 10 4]

Dear Mr. MacLean:

As of December 4th, 2006, the funds managed by Mercury Real Estate Advisors LLC had 2,603,749 Capital Senior Living Corp Common Stock [Cusip 140475 10 4], Ltd held in custody with Morgan Stanley.

Mercury Real Estate Advisors LLC has been a shareholder with at least $2,000 in market value for at least a year.

Sincerely,



Vincent J. Lisanti
Executive Director
914-225-4928

[illegible]

EXHIBIT B

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Tuesday, January 16, 2007
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KEY FINANCIAL INDICATORS

Loan Volume | Loan Performance | Occupancy Rates | Move-in Rates | Capitalization Rates

Capitalization Rates

Quarter Ending 6/30/06

From transactions involving major appraisal firms specializing in the industry

Property Type	Low	Average (Mean)	High	Number of Property Transaction Involved
Independent Living	[illegible]	[illegible]	[illegible]	[illegible]
Assisted Living	7.3	8.7	11	92
Nursing Homes	[illegible]	[illegible]	13.5	[illegible]
CCRCs	*	*	*	*

Capitalization rates are most often defined as: forecast earnings (or NOI or EBITDA) divided by market valuation of (or price paid for) the enterprise.

Mean Capitalization rates are weighted by the number of property transactions involved. Low and high values represent a range of reported values. Though appraisers are requested to submit capitalization rates only for transactions that have closed during the quarter, this quarter's data may include some transactions proposed but not yet closed, or from refinancing valuations.

*Not enough transactions to report this quarter.

The National Investment Center For the Seniors Housing & Care Industry

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SEC MAIL PROCESSING
RECEIVED
FEB 05 2007
WASH, D.C.
185 SECTION

February 3, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Capital Senior Living Corporation

Dear Sir or Madam:

This firm represents Mercury Real Estate Advisors LLC (the "Proponent") in connection with the shareholder proposal (the "Proposal") that the Proponent submitted to Capital Senior Living Corporation, a Delaware corporation (the "Company"), on December 8, 2006 for inclusion in the materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials"). In accordance with Rule 14a-8(k), the Proponent offers this letter in response to the January 17, 2007 letter submitted by Willkie Farr & Gallagher LLP on behalf of the Company (the "Position Letter"), requesting that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission" or the "SEC") issue no-action relief under Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(k), we are enclosing six (6) copies of (i) this letter, (ii) the Position Letter, and (iii) the Proposal and accompanying correspondence dated December 8, 2006. A copy of this letter is simultaneously being sent to the Company and Willkie Farr & Gallagher LLP, as counsel to the Company.

I. The Proposal

The proposal that the Proponent submitted for inclusion in the Proxy Materials reads as follows:

> **Proposed Resolution**
>
> That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.
>
> **Supporting Statement**
>
> We believe a sale or liquidation of the Corporation is in the best interests of stockholders for the following reasons:

1) **The Corporation has operated at a loss for the last three years.** In our opinion, management has destroyed shareholder value with a net loss of $3.4 million in the first nine months of 2006, $5.4 million in 2005 and $6.8 million in 2004.

2) **The Corporation lacks the sufficient size required to operate as a public company.** In our view, shareholders' equity is being wasted on general and administrative expenses, and, in particular, executive compensation packages, that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%. Also, executives have what we view as the rare benefit of "evergreen" employment contracts.

3) **Healthcare real estate valuations have reached a peak.** Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 – 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU's current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline.

4) **The Corporation is an attractive acquisition candidate for a national healthcare owner/operator.** While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national owner/operators could achieve operating synergies through an acquisition of CSU. Further, we believe CSU is trading at a significant discount to its intrinsic or liquidation value.

5) **Senior executives and Board members continue to sell stock in the Corporation and are becoming less aligned with the interests of shareholders.** While management reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story. CSU executives and Board members have been significant net sellers of CSU stock in 2006. James Stroud, Chairman and Secretary, and his controlled entities have sold more than $8.5 million of stock in 2006 while other sellers include: Lawrence Cohen, Vice Chairman and Chief Executive Officer; Keith Johannessen, President and Chief Operating Officer; Ralph Beattie, Chief Financial Officer; Gloria Holland, Vice President; Jerry Lee, Controller; Craig F. Hartberg, Independent Director and Victor Nee, an Independent Director. These stock sales reiterate our view that management is not committed to its "growth strategy" and that a sale or liquidation should be commenced.

II. Response to the Position Letter

For the reasons set forth below, the Proponent believes that the Position Letter fails to set forth a sufficient basis to exclude the Proposal from the Proxy Materials. A careful reading of Staff Legal Bulletin 14B, dated September 15, 2004 (the "Staff Legal Bulletin"), together with the Commission's views set forth in various no-action letters, negates the Company's Rule 14a-8(i)(3) and other arguments and provides the Company with a simple remedy – to set forth in its statement of opposition in its proxy statement a rebuttal to the Proponent's supporting statement (the "Supporting Statement"). We believe that a paramount consideration of the Division in the Staff Legal Bulletin was to emphasize this available remedy rather than to seek modification to or exclusion of a shareholder proposal. In reviewing the Company's Position Letter with respect to its request for exclusion of the Proposal under Rule 14a-8(i)(3), it is clear that all of the Company's arguments fall within the circumstances described by the Division in the Staff Legal Bulletin that are not proper grounds for a modification or exclusion request. In addition, the no-action letters cited by the Company in support of its arguments that the Proposal can be excluded under the Rule 14a-8(i)(3) "contrary to the proxy rules" exclusion, the Rule 14a-8(i)(10) "substantially implemented" exclusion and the Rule 14a-8(i)(7) "ordinary business" exclusion are, in each case, simply not applicable to the present facts. For these reasons and as discussed further below, the Proponent respectfully submits that the Commission deny the Company's request for exclusion.

A. Response to the Company's Argument that the Proposal is Contrary to the Proxy Rules, Including Rule 14a-9.

The Company has requested that the Proposal be excluded in its entirety based upon the assertion that the Proposal contains false and misleading statements. In support of this contention, the Company cites a number of no-action letters for the proposition, in part, that a shareholder proposal may be properly omitted in its entirety if it contains false and misleading statements. However, a review of the no-action letters cited by the Company for such proposition demonstrates exactly the opposite – that the Division generally does not permit the wholesale exclusion of shareholder proposals on the basis of Rule 14a-8(i)(3). For example, in each of International Business Machines Corporation, SEC No-Action Letter, 2006 LEXIS 112 (January 26, 2006) (the "IBM No-Action Letter"), Sysco Corp., SEC No-Action Letter, 2003 LEXIS 672 (August 12, 2003), and DCB Financial Corp., SEC No-Action Letter, 2003 LEXIS 337 (March 5, 2003), the Commission permitted reformation of the shareholder proposal and refused to permit the Company to exclude the proposal in its entirety under Rule 14a-8(i)(3). In the single instance cited by the Company where the Commission permitted exclusion of the proposal in its entirety, the proponents were requesting that the company change its name to "*The Hell with Shareholders*." See General Magic, Inc., SEC No-Action Letter, 2000 LEXIS 602 (May 1, 2000). Clearly, the Proposal, which concerns the retention of an investment bank

to explore a sale or liquidation of the Company and reflects the subject matter of a legitimate shareholder interest, is distinguishable from the request for General Magic to adopt a nonsensical and inflammatory corporate name.

In support of its assertion that the Proposal may be excluded in its entirety pursuant to Rule 14a-8(i)(3), the Company contends that the Proposal's recommendation that the Company pursue a "sale or liquidation" of the Company is inherently vague and indefinite. The Company's hyper-technical argument is itself vague and unsubstantiated by any reasoning, puts form over substance and is contrary to no-action letters in which the Commission has refused to permit the exclusion of shareholder proposals with substantially similar language. See Allegheny Valley Bancorp., Inc. SEC No-Action Letter, WSB File No. 0108200104 (January 3, 2001) (the "Allegheny No-Action Letter"); Student Loan Corporation, SEC No-Action Letter, WSB File No. 032299030 (March 18, 1999); Penn Virginia Corp., SEC No-Action Letter, 1997 WL 83093 (February 24, 1997); Portsmouth Bank Shares, Inc., SEC No-Action Letter, 1993 LEXIS 303 (February 24, 1993). Specifically, in Allegheny, the Commission refused to permit the exclusion of a proposal that advocated for the retention of an investment bank to explore the "purchase of the Bank's stock or assets." In Student Loan Corporation, the proposal recommended that the company engage an investment banker "to explore all alternatives to enhance the value of the Company, including, but not limited to the possible sale or merger of the Company, or premium tender offer share repurchases of the stock of the Company..." These no-action letters stand for the proposition that the advocacy of one or more types of extraordinary transactions in a shareholder proposal simply reflects the reality that a sale process can take on multiple forms. Furthermore, we believe that the Commission's refusal to permit similarly worded proposals to be excluded is predicated on the fact that any reasonable shareholder can understand that the basic premise of the Proposal relates to the sale (by one means or another) of all the assets of the Company and the retention of a financial advisor to help facilitate such a transaction. As such, the Company's arguments that the Proposal may be excluded on the grounds that it is vague or indefinite is entirely without merit and inconsistent with previously issued no-action letters.

In the Company's Position Letter, it next engages in a line-by-line attempt to argue for the Proposal's exclusion under Rule 14a-8(i)(3) on the grounds that the Supporting Statement runs afoul of 14a-9. Even taking the Company's arguments at face value, the Supporting Statement can easily be modified to address the Company's concerns, in keeping with the Commission's long-standing policy of permitting revisions to correct deficiencies. In fact, even the no-action precedent cited by the Company clearly supports this position. See IBM No-Action Letter (permitting six paragraphs to be deleted). However, the Proponent believes that modifications to the Supporting Statement are unnecessary because all of the issues raised by the Company can be fairly and adequately addressed by the Company in its statement of opposition in its proxy statement.

In the Staff Legal Bulletin, the Division stated:

"...going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition."

Since the date of the Staff Legal Bulletin, the Commission has refused to grant no-action relief to issuers in keeping with this guidance. See, e.g., High Income Securities Fund, SEC No-Action Letter, 2006 LEXIS 409 (March 14, 2006) ("We do not believe that any statement in the Supporting Statement rises to the level of materially misleading, and many are simply statements of the Proponent's opinion. The Fund will have an opportunity to include in its proxy statement arguments reflecting its own point of view on the proposal.") (the "High Income Securities Fund No-Action Letter") As described below, the Proponent firmly believes that the present facts are substantially similar in the aggregate to the circumstances discussed in the High Income Securities Fund No-Action Letter.

In Paragraph No. 1 of the Supporting Statement, the Company asserts that the Proponent's opinion that management has destroyed shareholder value as a result of recent losses is false and misleading. The merits of this assertion are baseless and are inconsistent with the Division's guidance in several of the categories described above, particularly in view of the fact that the Proponent specifically identified its statement as an opinion. Fundamentally, the Proponent's statement simply presents the Company's GAAP net loss for each of the last three years. The Proponent firmly believes that it is entitled to its opinion, clearly identified as such, that substantial, sustained GAAP net losses in each of the last three years amount to a destruction of shareholder value. Furthermore, in today's market environment, in which

investors are increasingly sophisticated and have access to a plethora of information concerning the Company, the Proponent finds it difficult to understand how an average investor could be mislead by the Proponent's clearly identified opinion that is accompanied by the Company's own GAAP financial information. The Proponent believes that the Company's arguments are an attempt to create an exception that would swallow the rule, i.e., because the Supporting Statement and Proposal must be limited to 500 words or less, the Proponent could never express an opinion or present any of the Company's financial information because the Proponent would likely require more than 500 words in order to include every other possible quantitative and qualitative disclosure needed to completely insulate it from an assertion that it is false and misleading under Rule 14a-9. Respectfully, the Proponent contends that the Commission's position does not create such a draconian requirement. Perhaps at the most basic level, the Company is simply concerned that shareholders may interpret the Proponent's opinion "in a manner that is unfavorable to the company, its directors, or its officers," which, pursuant to the Staff Legal Bulletin, is not grounds for exclusion or modification particularly because the Company is entitled to make counter arguments in its statement in opposition in the Proxy Materials.

In Paragraph No. 2 of the Supporting Statement, the Company attacks the Proponent's grounds for making this statement under Rule 14a-8(i)(3). Again, the Company's arguments are unpersuasive and are contrary to the Division's guidance set forth in the Staff Legal Bulletin. In this regard, the Proponent clearly identifies its statement as an opinion by using the words "In our view....". Furthermore, the Company again embarks on a hyper-technical argument that because two of the five companies in its peer group use two expense ratio metrics (i.e., G&A expenses as a percentage of *reported revenues* and G&A expenses as a percentage of *annualized revenues under management*), the Proponent must also disclose the additional expense ratio that the majority of the peer group apparently does not use. Furthermore, the Company states in the Position Letter that "...G&A expenses as a percentage of annualized revenues under management is recognized as a metric that accurately portrays the G&A expense-to-revenue ratio on an 'apples to apples' basis." However, the Company chose not to go further and note that it is the Company that, in its opinion, believes that G&A expenses as a percentage of annualized revenues is an appropriate additional metric. The Proponent respectfully submits to the Commission that the Company is certainly entitled to its opinion just as the Proponent is entitled to the Proponent's opinion. The Proponent believes that this is exactly the kind of disclosure that the Company should simply make in its statement in opposition, i.e., the Company can state why it believes a different or additional expense ratio is a financial metric for stockholders to consider in response to the Proponent's views on the subject.

With respect to Paragraph Nos. 3 and 4, the Company asserts that several of the Proponent's statements are false and misleading. The Company further cites capitalization rates published

by the National Investment Center for the Seniors Housing & Care Industry of 8.3% for independent living properties and 8.7% for assisted living properties (which figures the Proponent notes are more than seven months old). Again, this is precisely disclosure that the Company may consider making in its statement of opposition because the Proponent's statements are opinions and beliefs to which it is entitled, consistent with the last category set forth in the language of the Staff Legal Bulletin cited above. Throughout the Supporting Statement, the Proponent was careful to describe its views as opinions by using words such as "in our opinion," "we believe" or "it is our view" and, consistent with the guidance in the Staff Legal Bulletin and no action letters (See, e.g., the High Income Securities Fund No-Action Letter), it is not necessary to qualify each and every sentence in the Supporting Statement expressly as an opinion. The Proponent supplementally advises the Staff that its opinions and beliefs concerning potentially achievable capitalization rates are based on its knowledge and experience within the industry. In this regard, capitalization rate data can be obtained from numerous sources available to investors, including investment bank research. For example, reports published in January 2007 from two major investment banks note a capitalization rate of 6.2% in connection with the sale by Sunrise Senior Living Real Estate Investment Trust to Ventas, Inc. of 74 assisted living facilities and note that capitalization rates are at historic lows. Thus, in keeping with the guidance offered in the Staff Legal Bulletin and, specifically the categories of statements referred to therein and cited above, the Proponent respectfully submits that the Commission should deny the Company's request for exclusion or modification of these paragraphs and simply advise the Company that it may make its arguments against the Proponent's views in its opposition statement.

With respect to Paragraph No. 5, the Proponent disagrees with the Company's characterization of Messrs. Hartberg's and Nee's exercise and sale of option shares and option grants in 2006. However, to eliminate the possibility of any confusion over the phrase "net sellers," the Proponent is willing to have the word "net" stricken. This simple modification renders the Company's arguments concerning Messrs. Hartberg's and Nee's selling activities in 2006 moot. With regard to the Company's assertion that that the first sentence of Paragraph No. 5 impugns the character of the individuals referred to therein, the Proponent respectfully submits that this is simply the Proponent's opinion and it is willing to modify this statement to more clearly indicate that fact if such an express qualification is deemed necessary by the Commission (which the Proponent believes is not necessary in view of the overall context of the Supporting Statement). Most importantly, however, is the fact that the Proponent is entitled to its opinion that significant sales of Company stock are inconsistent with the Proponent's belief that insiders should maintain their holdings to fully align their interests with those of the stockholders generally. The Company's contention is, in essence, that the Proponent is not entitled to its opinion, in direct contravention to the guidance set forth in the Staff Legal Bulletin. Furthermore, the Company's assertion that the Proponent's views concerning stock ownership by insiders is irrelevant is similarly without merit. Quite clearly, the Proponent's

opinion in this regard forms a direct basis for its belief that management is not committed to its "growth strategy." Once again, the Company has an entire proxy statement in which to craft a response to the views of the Proponent set forth in the Supporting Statement, and, as directed by the guidance contained in the Staff Legal Bulletin, the Proponent respectfully submits that the Commission should request that the Company avail itself of that opportunity.

B. Response to the Company's Argument that the Proposal Should be Omitted on the Grounds that the Proposal Has Been Substantially Implemented.

The Company asserts that the Proposal may be excluded under Rule 14a-8(i)(10) on the grounds that is has been substantially implemented. On certain occasions, the Commission has granted no-act relief pursuant to Rule 14a-8(i)(10) where a company has substantially implemented a shareholder proposal related to the retention of an investment bank. However, in such circumstances, no-action relief under 14a-8(i)(10) has been granted in cases where an investment bank has been retained following, and in response to, such shareholder proposal, thus rendering inclusion of the proposal in the proxy materials moot. The facts present in the context of the Proponent's Proposal, however, are completely different, because the Company did not engage an investment banker in response to the Proponent making the Proposal. Instead, the Company asserts that the Proposal is moot because of the Company's consideration of "various strategies and financial alternatives" in June 2006, a date nearly a year prior to the date of the 2007 Annual Meeting. The Company fails to cite any legal precedent or interpretation that supports its position that the Proposal can be omitted on the grounds that the Company had, at some time in the past, retained a third party financial advisor to explore alternatives that may have included a potential sale of the Company.

Moreover, the retention of Jefferies & Company ("Jefferies") in June 2006 to consider "various strategies and financial alternatives" is substantially different than the actions advocated by the Proponent. The Proponent recommends the retention of an investment bank to undertake a timely, focused and critical analysis of a sale or liquidation process. In contrast, in June 2006 Jefferies performed a much more general review of strategic alternatives, including many non-extraordinary transactions, which in any event will be substantially dated as of the 2007 annual meeting. Because of the focused nature of the Proponent's requested actions under the Proposal, the work performed by Jefferies in June 2006 cannot be expected to have produced the thoughtful insights regarding a potential sale or liquidation process that would result from a targeted analysis undertaken against a backdrop of the market environment and operating and financial position of the Company existing today or at the time of the 2007 annual meeting. Finally, the Proposal is cast as a precatory Proposal, and as such, the Proponent fails to see the logic in denying stockholders the ability to express their views regarding the Proposal at the 2007 annual meeting.

C. Response to the Company's Argument that the Proposal Should be Omitted on the Grounds that the Proposal Concerns Ordinary Business Operations.

The Company contends that the Proposal may be excluded under Rule 14a-8(i)(7) on the grounds that its concerns the ordinary business operations of the Company. This argument is not only contrary to common sense, but is also inconsistent with the authority cited by the Company in support of its position. The plain language of the Proposal concerns the sale or liquidation of the Company – in either case, a transaction that can only be characterized as extraordinary. In rendering no-action decisions under Rule 14a-8(i)(7), the Commission has drawn a sharp distinction between shareholder proposals that advocate an extraordinary transaction or transactions specifically, and those that advocate a review of strategic alternatives more generally. While the Commission has permitted the exclusion of proposals requesting that the Company retain an investment bank to maximize shareholder value, which might involve the consideration of non-extraordinary transactions (See, e.g., Deckers Outdoor Corporation, SEC No-Action Letter, 2006 LEXIS 373 (March 20, 2006)), it has previously refused to grant no-action relief under Rule 14a-8(i)(7) where a proposal specifically advocated a stock or asset sale. For example, in the Allegheny No-Action Letter, the stockholder proponent proposed the following resolution:

"RESOLVED, that the shareholders of Allegheny Valley Bancorp, Inc. (the "Bank") authorize and direct the Bank's Board of Directors (the "Board") to retain an investment bank to solicit offers for the purchase of the Bank's stock or assets."

The Commission refused to permit the Bank to exclude the foregoing proposal on the basis of Rule 14a-8(i)(7). The similarities between the Proposal and the proposal at issue in Allegheny are striking and suggest, rather strongly, that the Proposal is not properly excludable on the grounds of Rule 14a-8(i)(7). Whether characterized as a sale or as a liquidation, the Proposal clearly and unambiguously refers to a sale of stock or sale of assets by any means.

III. Conclusion

Based upon the foregoing discussion, the Proponent believes that the Proposal can not be properly excluded from the Proxy Materials. If the Commission disagrees with the Proponent's conclusions, we request the opportunity to confer with the Commission prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (617) 570-1865.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self addressed envelope.

Very truly yours,



James A. Matarese

cc: David R. Jarvis
Mercury Real Estate Advisors LLC

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111


SEC MAIL PROCESSING
RECEIVED
FEB 0 5 2007
WASH. D.C.
185
SECTION

January 17, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Capital Senior Living Corporation - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Capital Senior Living Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal, consisting of a resolution and supporting statement (collectively, the "Proposal") submitted by Mercury Real Estate Advisors LLC (the "Proponent"), may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter; (ii) the Proposal and accompanying correspondence dated December 8, 2006 submitted by the Proponent (attached hereto as Exhibit A); and (iii) a report indicating recent capitalization rates for assets similar to those held by the Company (attached hereto as Exhibit B). In accordance with Rule 14a-8(j)(1), a copy of this submission is simultaneously being sent to the Proponent.

I. Introduction

The first part of the Proposal consists of a resolution (the "Resolution") directed to the Board of Directors of the Company (the "Board") and reading as follows:

> That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.

The Resolution is followed by a statement in support of the resolution by the Proponent (the "Supporting Statement"). The text of the Supporting Statement reads as follows:

> 1) **The Corporation has operated at a loss for the last three years.** In our opinion, management has destroyed shareholder value with a net loss of $3.4 million in the first nine months of 2006, $5.4 million in 2005 and $6.8 million in 2004.
>
> 2) **The Corporation lacks the sufficient size required to operate as a public company.** In our view, shareholders' equity is being wasted on general and administrative expenses, and, in particular,

executive compensation packages, that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%. Also, executives have what we view as the rare benefit of "evergreen" employment contracts.

3) **Healthcare real estate valuations have reached a peak.** Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 - 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU's current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline.

4) **The Corporation is an attractive acquisition candidate for a national healthcare owner/operator.** While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national owner/operators could achieve operating synergies through an acquisition of CSU. Further, we believe CSU is trading at a significant discount to its intrinsic or liquidation value.

5) **Senior executives and Board members continue to sell stock in the Corporation and are becoming less aligned with the interests of shareholders.** While management reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story. CSU executives and Board members have been significant net sellers of CSU stock in 2006. James Stroud, Chairman and Secretary, and his controlled entities have sold more than $8.5 million of stock in 2006 while other sellers include: Lawrence Cohen, Vice Chairman and Chief Executive Officer; Keith Johannessen, President and Chief Operating Officer; Ralph Beattie, Chief Financial Officer; Gloria Holland, Vice President; Jerry Lee, Controller; Craig F. Hartberg, Independent Director and Victor Nee, an Independent Director. These stock sales reiterate our view that management is not committed to its "growth strategy" and that a sale or liquidation should be commenced.

The Company respectfully requests confirmation that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials on the following grounds:

1. The Proposal may be excluded under Rule 14a-8(i)(3) as it is contrary to the Commission's proxy rules, including Rule 14a-9 under the Exchange Act ("Rule 14a-9"), which prohibits materially false and misleading statements in proxy soliciting materials;
2. The Proposal may be excluded under Rule 14a-8(i)(10) as the Company has already substantially implemented the Proposal; and
3. The Proposal may be excluded under Rule 14a-8(i)(7) as it deals with a matter relating to the Company's ordinary course of business.

II. Bases for Excluding the Proposal

A. The Proposal Is Contrary to the Commission's Proxy Rules, Including Rule 14a-9.

Rule 14a-8(i)(3) provides that a company may exclude a proposal if it violates the proxy rules, including Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials. The Staff's interpretation of this provision was recently clarified in Staff Legal Bulletin 14B, dated September 15, 2004 ("Staff Bulletin 14B"). Staff Bulletin 14B indicates that a proposal

may be properly excluded when the resolution contained therein is so inherently vague or indefinite that neither the shareholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions the proposal requires. In addition, reliance on Rule 14a-8(i)(3) may be appropriate where the proposal contains statements that are demonstrably and materially false or misleading or that impugn the character, integrity or personal reputation of an individual. The Staff has previously permitted companies to exclude entire shareholder proposals or portions of shareholder proposals when the proposals contained false and misleading statements. *See, e.g.*, International Business Machines, SEC No-Action Letter, 2006 LEXIS 112 (January 26, 2006); Sysco Corp., SEC No-Action Letter, 2003 LEXIS 672 (August 12, 2003); DCB Financial Corp., SEC No-Action Letter, 2003 LEXIS 337 (March 5, 2003); and General Magic, Inc., SEC No-Action Letter, 2000 LEXIS 602 (May 1, 2000). Finally, a proposal may also be properly excluded under Rule 14a-8(i)(3) if substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal.

The Resolution recommends that the Company pursue "a sale or liquidation" of the Company. These two types of transactions are fundamentally different from each other, and the Resolution leaves it to the Board to decide which to pursue. As a consequence, it would be impossible for any shareholder to know whether he or she was supporting a sale or a liquidation, yet the economic consequences to shareholders of these two transactions would likely be materially different. In addition, it would be impossible for the Board to know how to implement the Proposal since some shareholders may have voted for the Proposal because they favor a liquidation and others because they favor a sale. The Resolution should therefore be excludable under Rule 14a-8(i)(3) because it is so inherently indefinite that neither the shareholders in voting on the Proposal nor the Company in implementing the Proposal would be able to determine with any reasonable certainty exactly what action the Proposal requires. In this regard, and taking into account the basis on which Staff Bulletin 14B allows a proponent to remedy "minor defects" in a proposal, we note that the removal of either the "sale option" or the "liquidation option" from the Proposal would not be "minor in nature" and "would alter the substance" of the Proposal.

Apart from the Resolution itself, the Supporting Statement is so thoroughly riddled with violations of Rule 14a-9 that the Proposal may properly be excluded under Rule 14a-8(i)(3). In fact, every paragraph of the Supporting Statement runs afoul of Rule 14a-9.

Paragraph No. 1 of the Supporting Statement states that the management of the Company "has destroyed shareholder value" as a result of recent net losses. This statement is materially false and misleading because it equates modest net losses with the destruction of shareholder value when in fact those losses resulted from a transaction that has built shareholder value. Indeed, following the announcement of the Triad Acquisition (described below), the Company's stock price more than doubled over the next nine months and stands today at more than triple the stock price immediately before the announcement of the Triad Acquisition.

Specifically, the losses referred to resulted from the Company's strategic and well-considered 2003 acquisition of Triad Senior Living II, L.P., Triad Senior Living III, L.P., Triad Senior Living IV, L.P. and Triad Senior Living V, L.P. (the "Triad Acquisition"). Both the Board and management of the Company understood that the Triad Acquisition would cause increased expenses and net losses in the

near term in exchange for great potential growth and future returns for shareholders. In fact, this was explained in a Company press release, dated April 30, 2003 (attached as Exhibit 99.1 to the Company's Current Report filed with the Commission on Form 8-K on May 6, 2003):

> [T]he elimination of interest income on the Triad advances and greater depreciation on the increased asset base will initially result in net losses although cash earnings are expected to be positive. Due to our substantial depreciation expenses, it is important for our shareholders to understand that cash flow has been, and will continue to be, the yardstick by which we measure operating performance....

In addition, the Company's stock price closed at $3.05 per share on May 5, 2003, the day prior to the public announcement of the Triad Acquisition. Nine months later, on February 5, 2004, it stood at $6.52 per share. More recently, the Company's stock closed at $10.76 per share on January 16, 2007, squarely belying the Proponent's contention as to the destruction of shareholder value.

Thus, Paragraph No. 1 of the Supporting Statement not only fails to adduce support for the contention it presents, but it also is objectively false and misleading because it (i) is not supportable at all and (ii) omits the foregoing material facts about the nature of the net losses referred to and the Company's stock price, which belies the claim of destruction of shareholder value.

Paragraph No. 2 of the Supporting Statement also contains misleading statements and fails to disclose information necessary so that shareholders may make an informed decision concerning the advisability of the Proposal. This paragraph claims that "general and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%." The Company, together with another member of the Company's Peer Group (constituting two of the five members), reports two percentages regarding general and administrative ("G&A") expenses because each has a significant number of properties that are managed for third parties. These are: (i) G&A expenses as a percentage of reported revenues; and (ii) G&A expenses as a percentage of annualized revenues under management, which captures revenues generated from properties under management that are not reflected in reported revenues. As the percentage of managed properties accounting for company revenues may fluctuate and vary from company to company, G&A expenses as a percentage of annualized revenues under management is recognized as a metric that accurately portrays the G&A expense-to-revenue ratio on an "apples to apples" basis. The Company's G&A expenses as a percentage of annualized revenues under management for the period in question were equal to 5.8%, very much in line with the Company's Peer Group average of 5.5%. The Proponent, by implying that the ratio based on reported revenues is a comparable statistic across the Company's Peer Group and ignoring a recognized metric that fairly permits a comparison of G&A expenses among companies with different revenue profiles, distorts the comparison and would mislead the Company's shareholders in violation of Rule 14a-9.

Paragraph No. 3 of the Supporting Statement contains several materially false and misleading statements. This paragraph states that capitalization rates for assets similar to those held by the Company "have fallen to approximately 6.5 - 7.0% from approximately 10% over the past several years." However, according to the National Investment Center for the Seniors Housing & Care Industry ("NIC"), the average (mean) capitalization rates for the quarter ended June 30, 2006 were

8.3% for Independent Living properties and 8.7% for Assisted Living properties. *See* NIC, *http://nic.org/kfl/capitalization_rates.asp* and Exhibit B. By claiming an artificially low capitalization rate (of unknown origin), the Supporting Statement indicates a much higher potential value for a sale or liquidation of the Company than would result if a more reliable capitalization rate were utilized. As such, this statement would prevent any shareholder from making an informed decision concerning the advisability of the Proposal.

In addition, Paragraph No. 3 of the Supporting Statement states that it is not in the best interest of the Company's shareholders for the Company to continue "operating unprofitably." However, the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed with the Commission on November 8, 2006 (a month prior to submission of the Proposal), clearly reports net income (as opposed to a net loss) for the fiscal quarter ending September 30, 2006. By implying that the Company continues to operate at a loss, this statement is false and misleading in violation of Rule 14a-9 since the current and future profitability of the Company is fundamental to a decision whether shareholders should support a sale or liquidation of the Company.

Paragraph No. 4 of the Supporting Statement states that the stock of the Company is "trading at a significant discount to its intrinsic or liquidation value." This statement is inherently vague and ambiguous as it is not clear exactly what the Proponent is claiming. The Proponent's use of the word "or" clearly suggests that the stock is trading below either its intrinsic value or its liquidation value, but the Proponent fails to indicate which one. (This failure is not surprising because if the Proponent knew which one it meant, one would expect that the Resolution would not have been ambiguous as to whether it was urging a sale or a liquidation.) Moreover, the Proponent does not indicate, at any point in this paragraph or elsewhere in the Supporting Statement, what it believes to be either the liquidation or intrinsic value of the Company. It is materially misleading for the Proponent to claim that the Company's stock is trading below either its liquidation or its intrinsic value without setting forth some sort of guideline as to what those valuations of the Company actually are. The inherent ambiguity of this paragraph and the lack of any actual indication of the Company's value by the Proponent would prevent any shareholder from making an informed and well-considered decision regarding the merits of the Proposal, and as such renders the entire paragraph false and misleading.

Paragraph No. 5 of the Supporting Statement not only contains statements that are demonstrably false and misleading, but also contains statements that impugn the character, integrity and personal reputation of individual officers and directors of the Company, again in violation of Rule 14a-9 and the guidance of the Staff provided in Staff Bulletin 14B. This paragraph states that Company "executives and Board members have been significant net sellers of CSU stock in 2006" and then proceeds to list two directors, Craig F. Hartberg and Victor Nee, whose filings with the Commission clearly show that they were not net sellers of Company stock in 2006. In fact, according to the reports by Messrs. Hartberg and Nee filed on Form 4 with the Commission, Mr. Hartberg was a net acquiror of Company stock in 2006 and Mr. Nee's holdings of Company stock shares were unchanged over the course of the year.

This paragraph also makes the outrageous statement that "[w]hile management reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story." This statement falsely asserts that the officers and directors, who are

identified by name in the Supporting Statement, have been duplicitous in their communications with shareholders and the public generally, and it directly impugns the character, integrity and personal reputation of these individuals, in blatant contravention of Rule 14a-9.

This paragraph also specifically states that James Stroud and entities under his control sold over $8.5 million of Company stock in 2006, implying that "management is not committed to its 'growth strategy'" and, as the bold paragraph header indicates, that "**Senior Executives and Board members...are becoming less aligned with the interests of shareholders.**" Mr. Stroud, along with the entities under his control, remains the largest shareholder of the Company and, as such, his interests remain emphatically aligned with those of the Company's other shareholders. Finally, the entire discussion contained in Paragraph No. 5 of the Supporting Statement is irrelevant to whether the Board should pursue a sale or liquidation of the Company (and to a shareholder's consideration of that proposition), and its inclusion can only serve to confuse the shareholders of the Company.

In light of the confusing ambiguity of the Resolution and the pervasive materially false, misleading and irrelevant statements contained in the Supporting Statement, the inclusion of the Proposal in the Proxy Materials would result in a direct violation of Rule 14a-9. We believe, therefore, that the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(3).

B. <u>The Proposal Has Been Substantially Implemented by the Company.</u>

Rule 14a-8(i)(10) provides that a company may properly omit from its proxy materials a stockholder proposal and any statement of support therefor "if the company has already substantially implemented the proposal." For the reasons sets forth below, the Company believes it has already substantially implemented the Proposal and that the Proposal is therefore properly excludable under Rule 14a-8(i)(10).

The Resolution recommends that the Company engage an investment banker and pursue a sale or liquidation of the Company. By an engagement letter, dated June 15, 2006, the Company engaged the services of Jefferies & Company ("Jefferies"), a recognized investment banking firm, to advise on the appropriateness of various strategies and financial alternatives of the Company, including a sale of the Company. On August 4, 2006, at a meeting of the Board, representatives of Jefferies presented the firm's findings, which led the Board to conclude that entering into a business combination at the current time would not achieve a premium for shareholders of the Company. The representatives of Jefferies also noted that sales processes, generally, can cause disruption to the Company's operations. Members of the Company's management confirmed that a potential sale of the Company would be a particularly sensitive issue in the senior living industry because elderly residents and their families are very concerned about the stability of their communities' ownership and management. After due consideration, the Board concluded that at the present time the Company should not pursue a sale of the Company, as such a transaction would not create additional shareholder value.

As discussed above, the Resolution requests that, after engaging an investment bank, the Company pursue either a sale or a liquidation of the Company. As it is impossible to both sell and liquidate the Company, the Board's initial step in implementing the Resolution would necessarily be a thorough and diligent analysis of the mutually exclusive transactions that have been proposed, and the values that these transactions could possibly achieve for Company shareholders, in order to determine which of

the two requested actions should be taken. In other words, an essential part of the Resolution is that the Board must exercise its business judgment as to the fulfillment of the Resolution.

The actions taken by the Board in retaining Jefferies and considering potential strategic alternatives to increase shareholder value have substantially implemented the Resolution, or at least to the extent it can do so consistent with its fiduciary duties. Having invoked the business judgment and fiduciary duties of the Board by presenting a Resolution that requires a choice between mutually exclusive alternatives, the Proponent cannot say that the Board did not substantially implement the Proposal as far as its fiduciary duties would allow. The Board considered strategic alternatives and, in the exercise of its business judgment, based on the advice of Jefferies, determined that continuing with its business plan would be the most likely way to provide the greatest value to shareholders. Under the circumstances, then, the Proposal (which necessarily invokes the judgment and discretion of the Board) has already been substantially implemented by the Company, and including it the Proxy Materials would be duplicative of previous Company action, would waste Company resources and could lead to a material disruption of the Company's business and the lives of its elderly residents.

Based upon the foregoing, the Company should be permitted to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10).

C. The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a company may properly omit from its proxy materials a stockholder proposal and any statement of support therefor if "the proposal deals with a matter relating to the company's ordinary business operations." As the Commission has stated, "the general underlying policy of [Rule 14a-8(i)(7)] is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). Accordingly, the ordinary business rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that [shareholders], as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999 (November 22, 1976). For the reasons sets forth below, the Company believes that the Proposal deals with matters occurring in the ordinary course of business and is therefore properly excludable under Rule 14a-8(i)(10).

While the Resolution seems to contemplate only two steps (*i.e.*, the engagement of an investment bank and the pursuit of one of two transactions), in reality, due to the inherent differences between these types of transactions, a third, interim step — the application of the Board's business judgment — is necessarily required. Presumably, the Resolution (if adopted) would require the Board to conduct an analysis as to whether the proceeds of a sale of the Company would be greater than the liquidation proceeds, or vice versa. Once such an analysis has been conducted, the Board would be required to exercise its business judgment and, at a minimum, determine which of these two transactions would result in greater shareholder value. While the Resolution is couched in terms of two specific extraordinary transactions, the inherent differences between the two types of transactions would require the Board to conduct activities that fall within the ordinary course of business, in valuing potential ways to increase shareholder value. In essence, the Resolution recommends that the Board

determine, within a limited scope, how to enhance shareholder value. The Staff has long concurred that shareholder proposals that relate to both extraordinary matters and non-extraordinary matters and that direct a company to investigate means of increasing shareholder value are properly excludable pursuant to Rule 14a-8(i)(7). *See* Commercial National Financial Corporation, SEC No-Action Letter, 2006 LEXIS 371; Deckers Outdoor Corporation, SEC No-Action Letter, 2006 LEXIS 373; Medallion Financial Corp., SEC No-Action Letter, 2004 LEXIS 612; BKF Capital Group, Inc., SEC No-Action Letter, 2004 LEXIS 456; and Telular Corporation, SEC No-Action Letter, 2003 LEXIS 798.

III. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would greatly appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of a formal response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 728-8267.

Very truly yours,



Michael A. Schwartz

cc: Capital Senior Living Corporation
Mercury Real Estate Advisors LLC

EXHIBIT A

Mercury Real Estate Advisors LLC
Three River Road
Greenwich, CT 06807

December 8, 2006

Mr. James A Stroud
Chairman of the Board and Secretary
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, Texas 75254

Re: Shareholder Proposal

Dear Mr. Stroud:

On behalf of Mercury Real Estate Advisors LLC ("Mercury"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the proxy statement of Capital Senior Living Corporation (the "Corporation") to be circulated to the shareholders of the Corporation in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14a-8 (Proposals of Security Holders) of Regulation 14A promulgated by the Securities and Exchange Commission (the "SEC").

Mercury is the owner of approximately 2,369,700 shares of the Corporation's common stock that have been held continuously for more than a year prior to this date of submission. We believe that a sale of the Corporation is in the best interests of stockholders and should be pursued immediately. The Proposal is submitted in order to encourage the Corporation to retain an investment banker and begin a sale process.

Mercury intends to hold the shares through the date of the Corporation's next annual meeting of shareholders. In accordance with the provisions of Rule 14a-8(b) of Regulation 14A, Mercury's current ownership of such shares is evidenced by the enclosed letter from Morgan Stanley as well as by the Schedule 13D, initially filed with the SEC on December 2, 2005, and the amendments thereto, which Schedule 13D and such amendments are on file with the SEC. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Malcolm F. MacLean at (203) 869-9191.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC



Name: Malcolm F. MacLean IV
Title: President

LIBC/2888461.2

Mr. James A. Stroud
December 8, 2006
Page 2

Proposed Resolution

That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.

Supporting Statement

We believe a sale or liquidation of the Corporation is in the best interests of stockholders for the following reasons:

1) **The Corporation has operated at a loss for the last three years.** In our opinion, management has destroyed shareholder value with a net loss of $3.4 million in the first nine months of 2006, $5.4 million in 2005 and $6.8 million in 2004.

2) **The Corporation lacks the sufficient size required to operate as a public company.** In our view, shareholders' equity is being wasted on general and administrative expenses, and, in particular, executive compensation packages, that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%. Also, executives have what we view as the rare benefit of "evergreen" employment contracts.

3) **Healthcare real estate valuations have reached a peak.** Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 – 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU's current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline.

4) **The Corporation is an attractive acquisition candidate for a national healthcare owner/operator.** While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national owner/operators could achieve operating synergies through an acquisition of CSU. Further, we believe CSU is trading at a significant discount to its intrinsic or liquidation value.

5) **Senior executives and Board members continue to sell stock in the Corporation and are becoming less aligned with the interests of shareholders.** While management

reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story. CSU executives and Board members have been significant net sellers of CSU stock in 2006. James Stroud, Chairman and Secretary, and his controlled entities have sold more than $8.5 million of stock in 2006 while other sellers include: Lawrence Cohen, Vice Chairman and Chief Executive Officer; Keith Johannessen, President and Chief Operating Officer; Ralph Beattie, Chief Financial Officer; Gloria Holland, Vice President; Jerry Lee, Controller; Craig F. Hartberg, Independent Director and Victor Nee, an Independent Director. These stock sales reiterate our view that management is not committed to its "growth strategy" and that a sale or liquidation should be commenced.



2000 Westchester Ave
Purchase, NY 10577

Morgan Stanley

December 6, 2006

Malcolm F. MacLean IV
Managing Member
Mercury Real Estate Advisors LLC
100 Field Point Road
Greenwich, Connecticut 06830

RE: Capital Senior Living Corp Common Stock [Cusip 140475 10 4]

Dear Mr. MacLean:

As of December 4th, 2006, the funds managed by Mercury Real Estate Advisors LLC had 2,603,749 Capital Senior Living Corp Common Stock [Cusip 140475 10 4], Ltd held in custody with Morgan Stanley.

Mercury Real Estate Advisors LLC has been a shareholder with at least $2,000 in market value for at least a year.

Sincerely,



Vincent J. Lisanti
Executive Director
914-225-4928

L:\PUBLIC\Westchester\TEAMWC\Client Folders\Mercury Real Estate\Mercury Holdings Ltr 120506.doc

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KEY FINANCIAL INDICATORS

Loan Volume | Loan Performance | Occupancy Rates | Move-in Rates | Capitalization Rates

Capitalization Rates

Quarter Ending 6/30/06

From transactions involving major appraisal firms specializing in the industry

Property Type	Low	Average (Mean)	High	Number of Property Transaction Involved
Independent Living	[illegible]	[illegible]	[illegible]	[illegible]
Assisted Living	7.3	8.7	11	92
Nursing Homes	[illegible]	[illegible]	[illegible]	[illegible]
CCRCs	*	*	*	*

Capitalization rates are most often defined as: forecast earnings (or NOI or EBITDA) divided by market valuation of (or price paid for) the enterprise.

Mean Capitalization rates are weighted by the number of property transactions involved. Low and high values represent a range of reported values. Though appraisers are requested to submit capitalization rates only for transactions that have closed during the quarter, this quarter's data may include some transactions proposed but not yet closed, or from refinancing valuations.

*Not enough transactions to report this quarter.

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 17, 2007

VIA FEDEX

Mr. Malcolm F. MacLean
President
Mercury Real Estate Advisors LLC
Three River Road
Greenwich, CT 06807

Re: Capital Senior Living Corporation Shareholder Proposal

Dear Mr. MacLean:

In accordance with Rule 14a-8(j)(1) under the Securities Exchange Act of 1943, as amended, please find enclosed a copy of a letter, with exhibits, submitted today to the Division of Corporation Finance of the Securities and Exchange Commission.

Sincerely,



Manuel A. Miranda

Enc.

cc: Capital Senior Living Corporation
Michael A. Schwartz, Esq.

RECEIVED

WILLKIE FARR & GALLAGHER LLP 2007 FEB 15 AM 11:26

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

MICHAEL A. SCHWARTZ
212 728 8267
mschwartz@willkie.com

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

February 12, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Capital Senior Living Corporation - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Capital Senior Living Corporation, a Delaware corporation (the "Company"). We are in receipt of the February 3, 2007 letter (the "Response Letter") submitted by Goodwin Proctor LLP on behalf of Mercury Real Estate Advisors LLC (the "Proponent"), which was sent in response to the Company's request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the stockholder proposal submitted by the Proponent (the "Proposal") may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials"), as set forth in a letter to the Staff, dated January 17, 2007 (the "Position Letter").

We are enclosing six copies of (i) this letter; (ii) the Response Letter; (iii) the Position Letter; and (iv) the Proposal and accompanying correspondence dated December 8, 2006 submitted by the Proponent. A copy of this letter is simultaneously being sent to the Proponent and Goodwin Proctor LLP.

I. The Response Letter

While the Company strongly disagrees with the claims of the Proponent in the Response Letter, and believes that the Proposal may be omitted in its entirety, the Company does appreciate that the Proponent concedes that certain of the false and misleading statements contained in the Proposal must be eliminated or, at the very least, rephrased in order to comply with Rule 14a-9. As of the date of this letter, the Company has not received a revised version of the Proposal from the Proponent.

Although we do not believe that a point-by-point rebuttal of the Response Letter is necessary given the clarity of our Position Letter, we would be remiss in not addressing two fundamental errors reflected in the Response Letter. We therefore respectfully submit this letter, on behalf of the Company, for the Staff's consideration.

A. The Proposal Itself Is Inherently Vague and Indefinite.

The Proponent cites four no-action letters issued by the Staff in which the Staff refused to grant no-action relief with respect to stockholder proposals "with substantially similar language." However, only one of these letters, Portsmouth Bank Shares, Inc. (SEC No-Action Letter, 1993 LEXIS 303), which recommended a sale, merger or liquidation of that company, even comes close to being substantially similar to the Proposal. And in the case of Portsmouth Bank Shares, the company did not argue that the proposal itself was vague and indefinite, so that letter is hardly persuasive. As discussed in Staff Legal Bulletin No. 14, dated July 31, 2001, the Staff does not undertake an independent investigation concerning the appropriateness of a stockholder proposal and does not consider any basis for exclusion that is not advanced by a subject company.

The other three Staff letters cited by the Proponent addressed proposals that were very different from the Proposal, recommending either (i) "a sale, merger or other restructuring" (Penn Virginia Corporation, SEC No-Action Letter, 1997 LEXIS 364); (ii) the "purchase of the [subject company's] stock or assets" (Allegheny Valley Bancorp, Inc., SEC No-Action Letter, 1993 LEXIS 16); or (iii) an exploration of "all alternatives to enhance the value of the [subject company], including, but not limited to, [a] possible merger...or premium tender offer" (The Student Loan Corporation, SEC No-Action Letter, 1999 LEXIS 316). In each of these three situations, the stockholder proposal recommended one or more transactions that would result in a realization of the company's value as a going-concern, which may, of course, be accomplished through various means, including those proposed in the cited letters.

The Proposal, however, does not limit itself to similar types of transactions, but rather requires the Company's board of directors (the "Board") to choose between two very different transaction types. A sale transaction seeks to capture going concern value of an operating business, while a liquidation seeks to capture the individual values of an entity's disparate assets without regard to going concern value. Moreover, sale and liquidation transactions are fundamentally different as regards their timing and the process by which they are carried out. A sale transaction is typically a single transaction that is negotiated up front by management, presented for stockholder approval based on known and disclosed terms, and closed in a definite and relatively short timeframe. A liquidation, on the other hand, typically is presented for stockholder approval as a plan that authorizes management to identify and execute multiple sale opportunities in the future, often stretches out for years instead of months, and results in uncertain distributions to stockholders, the amounts and timing of which are unknown to stockholders when they approve the plan.

Because these two types of transactions are so fundamentally different from one another, the Proposal itself is inherently vague and indefinite. A Company stockholder voting in favor of the Proposal would not reasonably know which transaction would be pursued if the Proposal is adopted. To take just one example, a stockholder may believe that the Company has significant value as an ongoing entity and would not want to part with his investment unless that value were made available to him. This stockholder would not favor a liquidation, yet if the Proposal was adopted he would not know whether the Board would seek a sale or a liquidation. Nor, if the Proposal were adopted, would the Company know which of these very different transaction types the stockholders had supported.

B. The Applicability of Rule 14a-8(i)(3) to the Proposal.

In the Response Letter, the Proponent selectively discusses only part of the guidance provided by Staff Legal Bulletin 14B, dated September 15, 2004 ("Staff Bulletin 14B"). While it is true that Staff Bulletin 14B discusses statements that are best addressed in a subject company's response to a stockholder proposal, the Staff also stated:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where [among other things]:
>
> - statements directly or indirectly impugn character, integrity, or personal reputation...;
> - the company demonstrates objectively that a factual statement is materially false or misleading; [and]
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires....

Our objections set forth in the Position Letter squarely fall into these categories. In fact, where we believed that the Proponent's statements and opinions which we found objectionable did not rise to the level of false and misleading statements or impugn character, integrity or personal reputation, we chose not to object.

The Proponent seeks to justify many of its objectionable statements as opinion, apparently believing that so long as a statement is couched as an opinion, any false or misleading statement, or statement that impugns, character, integrity or personal reputation, is permissible under Rule 14a-9. In addition, the Response Letter misleadingly implies that the Company has objected to unsupported or disputable factual assertions and statements that may simply be interpreted by stockholders in a manner that is unfavorable to the Company. Nowhere in the Position Letter does the Company make such objections; rather, the Position Letter objects to numerous statements that are false and misleading or that impugn the character and integrity of officers and directors of the Company, all in violation of Rule 14a-9.

II. Conclusion

For the reasons discussed above and in the Position Letter, the Company again requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would greatly appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of a formal response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 728-8267.

Very truly yours,



Michael A. Schwartz

cc: Capital Senior Living Corporation
Mercury Real Estate Advisors LLC
Goodwin Proctor LLP

GOODWIN | PROCTER

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

February 20, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Capital Senior Living Corporation

Dear Sir or Madam:

This firm represents Mercury Real Estate Advisors LLC (the "Proponent") in connection with the shareholder proposal (the "Proposal") that the Proponent submitted to Capital Senior Living Corporation, a Delaware corporation (the "Company"), on December 8, 2006 for inclusion in the materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials"). In accordance with Rule 14a-8(k), the Proponent offers this letter in response to the February 12, 2007 letter submitted by Willkie Farr & Gallagher LLP ("Willkie Farr") on behalf of the Company (the "Rebuttal Letter"), which Rebuttal Letter was made in response to the February 3, 2007 letter submitted by Goodwin Procter LLP on behalf of the Proponent (the "Response Letter"). The Response Letter was made in response to the January 17, 2007 letter submitted by Willkie Farr on behalf of the Company (the "Position Letter") requesting that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission" or the "SEC") issue no-action relief under Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(k), we are enclosing six (6) copies of (i) this letter, (ii) the Rebuttal Letter, (iii) the Response Letter, (iv) the Position Letter, and (v) the Proposal and accompanying correspondence dated December 8, 2006. A copy of this letter is simultaneously being sent to the Company and Willkie Farr & Gallagher LLP, as counsel to the Company.

I. Rebuttal Letter

We do not believe that it is necessary to restate all of the reasons set forth in the Response Letter that support the Proponent's position that the requests made by the Company in the Position Letter and the Rebuttal Letter are inconsistent with prior Division guidance, including Staff Legal Bulletin No. 14B (the "Staff Legal Bulletin"), and as such should be denied by the Division. However, the Proponent would like to respond briefly to certain assertions made by the Company in the Rebuttal Letter.

First, nowhere in its Response Letter did the Proponent concede that any of the statements made in the supporting statement to the Proposal (the "Supporting Statement") were false and misleading in any respect. Instead, in the Response Letter, the Proponent states that it would be willing to strike the word "net" from the phrase "net sellers" as it appears in Paragraph No. 5 of the Supporting Statement, notwithstanding that the Proponent believes that the Company is incorrectly interpreting this phrase. In the Response Letter, the Proponent also indicated a willingness to modify its statement in the first sentence of this same paragraph to more clearly indicate that this sentence reflects the Proponent's opinion, even though the Proponent does not believe that such further clarification is necessary in view of the guidance set forth in the Staff Legal Bulletin. In any event, the implication in the Company's Rebuttal Letter that the Proponent has not delivered a revised version of the Proposal to the Company is perplexing to the Proponent, as the Proponent has already offered to make these two changes.

With regard to the assertion in the Rebuttal Letter that the Proposal is inherently vague and indefinite because it recommends a sale or liquidation of the Company, which the Company contends are two different transaction types, the Company's analysis strains the limits of logic. As the Proponent discussed in its Response Letter, in prior no-action letters the Commission has drawn a line between proposals that seek to include ordinary as well as extraordinary transactions, and those that refer strictly to extraordinary transactions. In many cases, references in a proposal to multiple, and sometimes mutually exclusive, categories of extraordinary transactions have been permitted. In fact, we find it odd that the Company refers to the Penn Virginia no-action letter cited by the Proponent in its Response Letter (Penn Virginia Corp., SEC No-Action Letter, 1997 WL 83093 (February 24, 1997)), in which the Commission refused to exclude a proposal recommending "a sale, merger or *other restructuring*" (emphasis added). In this regard, a "restructuring" transaction is possibly one of the broadest terms used to capture transactions that do not necessarily result in a sale of the company. Furthermore, the Company's arguments in which it attempts to strike a difference between the sale of a company as a going concern and the sale of the assets of the company over time pursuant to an orderly liquidation process are also unconvincing. In either an outright sale of the company as a whole or a liquidation, there is nothing the least bit vague concerning the implications to the stockholders – in either case, the existence of the company will cease and stockholders will receive consideration – either in a lump sum and/or over some period of time and possibly contingent upon the occurrence of future events. Moreover, transactions involving the sale of the company as a whole frequently are structured so that the payment of additional consideration to the stockholders is contingent upon the occurrence of future events and consideration also frequently is delivered to stockholders over an extended period of time. Finally, we note that when considering strategic alternatives to create stockholder value, it is common practice for a board of directors to consider the full range of extraordinary transactions that might accomplish this objective, including a sale of the entire company, whether by means of a merger or tender offer, or a liquidation or some other restructuring. As such, the Company's attempts to conjure up some palpable distinction between "going concern" sales and other sales are simply without logic.

Finally, in the Rebuttal Letter the Company notes its belief that the Supporting Statement falls within the categories of statements that, despite the Division's general guidance in the Staff Legal Bulletin regarding statements that should no longer be considered objectionable under Rule 14a-8(i)(3), are nonetheless so egregious as to be problematic in the view of the Commission (which egregious circumstances the Proponent believes are simply not present here). The Company also notes that it chose not to object to certain statements in the Supporting Statement and yet in the Position Letter the Company objects to the contents of the Supporting Statement in a manner that the Proponent believes is precisely what the Division was attempting to discourage when it stated in the Staff Legal Bulletin that "[t]he discussion in [Staff Legal Bulletin] No. 14 has resulted in an unintended and unwarranted extension of rule 14-8(i)(3), as many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety." While the Company might attempt to contend otherwise, its conduct and tactics are self evident. In any event, the Proponent believes that the principal purpose of the Staff Legal Bulletin was to prevent a chilling effect on the expression of stockholder views in connection with Rule 14a-8 proposals by preventing issuers from engaging in a line-by-line assailment of the supporting statement when issuers have an entire proxy statement in which to explain their position and can easily do so.

II. Conclusion

Based upon the foregoing discussion, the Proponent believes that the Proposal can not be properly excluded from the Proxy Materials. If the Commission disagrees with the Proponent's conclusions, we request the opportunity to confer with the Commission prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (617) 570-1865.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self addressed envelope.

Very truly yours,



James A. Matarese

cc: David R. Jarvis
Mercury Real Estate Advisors LLC

WILLKIE FARR & GALLAGHER LLP

MICHAEL A. SCHWARTZ
212 728 8267
mschwartz@willkie.com

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

February 12, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Capital Senior Living Corporation - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Capital Senior Living Corporation, a Delaware corporation (the "Company"). We are in receipt of the February 3, 2007 letter (the "Response Letter") submitted by Goodwin Proctor LLP on behalf of Mercury Real Estate Advisors LLC (the "Proponent"), which was sent in response to the Company's request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the stockholder proposal submitted by the Proponent (the "Proposal") may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials"), as set forth in a letter to the Staff, dated January 17, 2007 (the "Position Letter").

We are enclosing six copies of (i) this letter; (ii) the Response Letter; (iii) the Position Letter; and (iv) the Proposal and accompanying correspondence dated December 8, 2006 submitted by the Proponent. A copy of this letter is simultaneously being sent to the Proponent and Goodwin Proctor LLP.

I. The Response Letter

While the Company strongly disagrees with the claims of the Proponent in the Response Letter, and believes that the Proposal may be omitted in its entirety, the Company does appreciate that the Proponent concedes that certain of the false and misleading statements contained in the Proposal must be eliminated or, at the very least, rephrased in order to comply with Rule 14a-9. As of the date of this letter, the Company has not received a revised version of the Proposal from the Proponent.

Although we do not believe that a point-by-point rebuttal of the Response Letter is necessary given the clarity of our Position Letter, we would be remiss in not addressing two fundamental errors reflected in the Response Letter. We therefore respectfully submit this letter, on behalf of the Company, for the Staff's consideration.

A. The Proposal Itself Is Inherently Vague and Indefinite.

The Proponent cites four no-action letters issued by the Staff in which the Staff refused to grant no-action relief with respect to stockholder proposals "with substantially similar language." However, only one of these letters, Portsmouth Bank Shares, Inc. (SEC No-Action Letter, 1993 LEXIS 303), which recommended a sale, merger or liquidation of that company, even comes close to being substantially similar to the Proposal. And in the case of Portsmouth Bank Shares, the company did not argue that the proposal itself was vague and indefinite, so that letter is hardly persuasive. As discussed in Staff Legal Bulletin No. 14, dated July 31, 2001, the Staff does not undertake an independent investigation concerning the appropriateness of a stockholder proposal and does not consider any basis for exclusion that is not advanced by a subject company.

The other three Staff letters cited by the Proponent addressed proposals that were very different from the Proposal, recommending either (i) "a sale, merger or other restructuring" (Penn Virginia Corporation, SEC No-Action Letter, 1997 LEXIS 364); (ii) the "purchase of the [subject company's] stock or assets" (Allegheny Valley Bancorp, Inc., SEC No-Action Letter, 1993 LEXIS 16); or (iii) an exploration of "all alternatives to enhance the value of the [subject company], including, but not limited to, [a] possible merger...or premium tender offer" (The Student Loan Corporation, SEC No-Action Letter, 1999 LEXIS 316). In each of these three situations, the stockholder proposal recommended one or more transactions that would result in a realization of the company's value as a going-concern, which may, of course, be accomplished through various means, including those proposed in the cited letters.

The Proposal, however, does not limit itself to similar types of transactions, but rather requires the Company's board of directors (the "Board") to choose between two very different transaction types. A sale transaction seeks to capture going concern value of an operating business, while a liquidation seeks to capture the individual values of an entity's disparate assets without regard to going concern value. Moreover, sale and liquidation transactions are fundamentally different as regards their timing and the process by which they are carried out. A sale transaction is typically a single transaction that is negotiated up front by management, presented for stockholder approval based on known and disclosed terms, and closed in a definite and relatively short timeframe. A liquidation, on the other hand, typically is presented for stockholder approval as a plan that authorizes management to identify and execute multiple sale opportunities in the future, often stretches out for years instead of months, and results in uncertain distributions to stockholders, the amounts and timing of which are unknown to stockholders when they approve the plan.

Because these two types of transactions are so fundamentally different from one another, the Proposal itself is inherently vague and indefinite. A Company stockholder voting in favor of the Proposal would not reasonably know which transaction would be pursued if the Proposal is adopted. To take just one example, a stockholder may believe that the Company has significant value as an ongoing entity and would not want to part with his investment unless that value were made available to him. This stockholder would not favor a liquidation, yet if the Proposal was adopted he would not know whether the Board would seek a sale or a liquidation. Nor, if the Proposal were adopted, would the Company know which of these very different transaction types the stockholders had supported.

B. The Applicability of Rule 14a-8(i)(3) to the Proposal.

In the Response Letter, the Proponent selectively discusses only part of the guidance provided by Staff Legal Bulletin 14B, dated September 15, 2004 ("Staff Bulletin 14B"). While it is true that Staff Bulletin 14B discusses statements that are best addressed in a subject company's response to a stockholder proposal, the Staff also stated:

> There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8(i)(3). In those situations, it may be appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3) and seek our concurrence with that determination. Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where [among other things]:
>
> - statements directly or indirectly impugn character, integrity, or personal reputation...;
> - the company demonstrates objectively that a factual statement is materially false or misleading; [and]
> - the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires....

Our objections set forth in the Position Letter squarely fall into these categories. In fact, where we believed that the Proponent's statements and opinions which we found objectionable did not rise to the level of false and misleading statements or impugn character, integrity or personal reputation, we chose not to object.

The Proponent seeks to justify many of its objectionable statements as opinion, apparently believing that so long as a statement is couched as an opinion, any false or misleading statement, or statement that impugns, character, integrity or personal reputation, is permissible under Rule 14a-9. In addition, the Response Letter misleadingly implies that the Company has objected to unsupported or disputable factual assertions and statements that may simply be interpreted by stockholders in a manner that is unfavorable to the Company. Nowhere in the Position Letter does the Company make such objections; rather, the Position Letter objects to numerous statements that are false and misleading or that impugn the character and integrity of officers and directors of the Company, all in violation of Rule 14a-9.

II. Conclusion

For the reasons discussed above and in the Position Letter, the Company again requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would greatly appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of a formal response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 728-8267.

Very truly yours,



Michael A. Schwartz

cc: Capital Senior Living Corporation
Mercury Real Estate Advisors LLC
Goodwin Proctor LLP

GOODWIN | PROCTER

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

February 3, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Capital Senior Living Corporation

Dear Sir or Madam:

This firm represents Mercury Real Estate Advisors LLC (the "Proponent") in connection with the shareholder proposal (the "Proposal") that the Proponent submitted to Capital Senior Living Corporation, a Delaware corporation (the "Company"), on December 8, 2006 for inclusion in the materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials"). In accordance with Rule 14a-8(k), the Proponent offers this letter in response to the January 17, 2007 letter submitted by Willkie Farr & Gallagher LLP on behalf of the Company (the "Position Letter"), requesting that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission" or the "SEC") issue no-action relief under Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(k), we are enclosing six (6) copies of (i) this letter, (ii) the Position Letter, and (iii) the Proposal and accompanying correspondence dated December 8, 2006. A copy of this letter is simultaneously being sent to the Company and Willkie Farr & Gallagher LLP, as counsel to the Company.

I. The Proposal

The proposal that the Proponent submitted for inclusion in the Proxy Materials reads as follows:

> **Proposed Resolution**
>
> That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.
>
> **Supporting Statement**
>
> We believe a sale or liquidation of the Corporation is in the best interests of stockholders for the following reasons:

1) **The Corporation has operated at a loss for the last three years.** In our opinion, management has destroyed shareholder value with a net loss of $3.4 million in the first nine months of 2006, $5.4 million in 2005 and $6.8 million in 2004.

2) **The Corporation lacks the sufficient size required to operate as a public company.** In our view, shareholders' equity is being wasted on general and administrative expenses, and, in particular, executive compensation packages, that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%. Also, executives have what we view as the rare benefit of "evergreen" employment contracts.

3) **Healthcare real estate valuations have reached a peak.** Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 – 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU's current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline.

4) **The Corporation is an attractive acquisition candidate for a national healthcare owner/operator.** While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national owner/operators could achieve operating synergies through an acquisition of CSU. Further, we believe CSU is trading at a significant discount to its intrinsic or liquidation value.

5) **Senior executives and Board members continue to sell stock in the Corporation and are becoming less aligned with the interests of shareholders.** While management reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story. CSU executives and Board members have been significant net sellers of CSU stock in 2006. James Stroud, Chairman and Secretary, and his controlled entities have sold more than $8.5 million of stock in 2006 while other sellers include: Lawrence Cohen, Vice Chairman and Chief Executive Officer; Keith Johannessen, President and Chief Operating Officer; Ralph Beattie, Chief Financial Officer; Gloria Holland, Vice President; Jerry Lee, Controller; Craig F. Hartberg, Independent Director and Victor Nee, an Independent Director. These stock sales reiterate our view that management is not committed to its "growth strategy" and that a sale or liquidation should be commenced.

II. Response to the Position Letter

For the reasons set forth below, the Proponent believes that the Position Letter fails to set forth a sufficient basis to exclude the Proposal from the Proxy Materials. A careful reading of Staff Legal Bulletin 14B, dated September 15, 2004 (the "Staff Legal Bulletin"), together with the Commission's views set forth in various no-action letters, negates the Company's Rule 14a-8(i)(3) and other arguments and provides the Company with a simple remedy – to set forth in its statement of opposition in its proxy statement a rebuttal to the Proponent's supporting statement (the "Supporting Statement"). We believe that a paramount consideration of the Division in the Staff Legal Bulletin was to emphasize this available remedy rather than to seek modification to or exclusion of a shareholder proposal. In reviewing the Company's Position Letter with respect to its request for exclusion of the Proposal under Rule 14a-8(i)(3), it is clear that all of the Company's arguments fall within the circumstances described by the Division in the Staff Legal Bulletin that are not proper grounds for a modification or exclusion request. In addition, the no-action letters cited by the Company in support of its arguments that the Proposal can be excluded under the Rule 14a-8(i)(3) "contrary to the proxy rules" exclusion, the Rule 14a-8(i)(10) "substantially implemented" exclusion and the Rule 14a-8(i)(7) "ordinary business" exclusion are, in each case, simply not applicable to the present facts. For these reasons and as discussed further below, the Proponent respectfully submits that the Commission deny the Company's request for exclusion.

A. Response to the Company's Argument that the Proposal is Contrary to the Proxy Rules, Including Rule 14a-9.

The Company has requested that the Proposal be excluded in its entirety based upon the assertion that the Proposal contains false and misleading statements. In support of this contention, the Company cites a number of no-action letters for the proposition, in part, that a shareholder proposal may be properly omitted in its entirety if it contains false and misleading statements. However, a review of the no-action letters cited by the Company for such proposition demonstrates exactly the opposite – that the Division generally does not permit the wholesale exclusion of shareholder proposals on the basis of Rule 14a-8(i)(3). For example, in each of International Business Machines Corporation, SEC No-Action Letter, 2006 LEXIS 112 (January 26, 2006) (the "IBM No-Action Letter"), Sysco Corp., SEC No-Action Letter, 2003 LEXIS 672 (August 12, 2003), and DCB Financial Corp., SEC No-Action Letter, 2003 LEXIS 337 (March 5, 2003), the Commission permitted reformation of the shareholder proposal and refused to permit the Company to exclude the proposal in its entirety under Rule 14a-8(i)(3). In the single instance cited by the Company where the Commission permitted exclusion of the proposal in its entirety, the proponents were requesting that the company change its name to "*The Hell with Shareholders*." See General Magic, Inc., SEC No-Action Letter, 2000 LEXIS 602 (May 1, 2000). Clearly, the Proposal, which concerns the retention of an investment bank

to explore a sale or liquidation of the Company and reflects the subject matter of a legitimate shareholder interest, is distinguishable from the request for General Magic to adopt a nonsensical and inflammatory corporate name.

In support of its assertion that the Proposal may be excluded in its entirety pursuant to Rule 14a-8(i)(3), the Company contends that the Proposal's recommendation that the Company pursue a "sale or liquidation" of the Company is inherently vague and indefinite. The Company's hyper-technical argument is itself vague and unsubstantiated by any reasoning, puts form over substance and is contrary to no-action letters in which the Commission has refused to permit the exclusion of shareholder proposals with substantially similar language. See Allegheny Valley Bancorp., Inc. SEC No-Action Letter, WSB File No. 0108200104 (January 3, 2001) (the "Allegheny No-Action Letter"); Student Loan Corporation, SEC No-Action Letter, WSB File No. 032299030 (March 18, 1999); Penn Virginia Corp., SEC No-Action Letter, 1997 WL 83093 (February 24, 1997); Portsmouth Bank Shares, Inc., SEC No-Action Letter, 1993 LEXIS 303 (February 24, 1993). Specifically, in Allegheny, the Commission refused to permit the exclusion of a proposal that advocated for the retention of an investment bank to explore the "purchase of the Bank's stock or assets." In Student Loan Corporation, the proposal recommended that the company engage an investment banker "to explore all alternatives to enhance the value of the Company, including, but not limited to the possible sale or merger of the Company, or premium tender offer share repurchases of the stock of the Company..." These no-action letters stand for the proposition that the advocacy of one or more types of extraordinary transactions in a shareholder proposal simply reflects the reality that a sale process can take on multiple forms. Furthermore, we believe that the Commission's refusal to permit similarly worded proposals to be excluded is predicated on the fact that any reasonable shareholder can understand that the basic premise of the Proposal relates to the sale (by one means or another) of all the assets of the Company and the retention of a financial advisor to help facilitate such a transaction. As such, the Company's arguments that the Proposal may be excluded on the grounds that it is vague or indefinite is entirely without merit and inconsistent with previously issued no-action letters.

In the Company's Position Letter, it next engages in a line-by-line attempt to argue for the Proposal's exclusion under Rule 14a-8(i)(3) on the grounds that the Supporting Statement runs afoul of 14a-9. Even taking the Company's arguments at face value, the Supporting Statement can easily be modified to address the Company's concerns, in keeping with the Commission's long-standing policy of permitting revisions to correct deficiencies. In fact, even the no-action precedent cited by the Company clearly supports this position. See IBM No-Action Letter (permitting six paragraphs to be deleted). However, the Proponent believes that modifications to the Supporting Statement are unnecessary because all of the issues raised by the Company can be fairly and adequately addressed by the Company in its statement of opposition in its proxy statement.

In the Staff Legal Bulletin, the Division stated:

"...going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition."

Since the date of the Staff Legal Bulletin, the Commission has refused to grant no-action relief to issuers in keeping with this guidance. See, e.g., High Income Securities Fund, SEC No-Action Letter, 2006 LEXIS 409 (March 14, 2006) ("We do not believe that any statement in the Supporting Statement rises to the level of materially misleading, and many are simply statements of the Proponent's opinion. The Fund will have an opportunity to include in its proxy statement arguments reflecting its own point of view on the proposal.") (the "High Income Securities Fund No-Action Letter") As described below, the Proponent firmly believes that the present facts are substantially similar in the aggregate to the circumstances discussed in the High Income Securities Fund No-Action Letter.

In Paragraph No. 1 of the Supporting Statement, the Company asserts that the Proponent's opinion that management has destroyed shareholder value as a result of recent losses is false and misleading. The merits of this assertion are baseless and are inconsistent with the Division's guidance in several of the categories described above, particularly in view of the fact that the Proponent specifically identified its statement as an opinion. Fundamentally, the Proponent's statement simply presents the Company's GAAP net loss for each of the last three years. The Proponent firmly believes that it is entitled to its opinion, clearly identified as such, that substantial, sustained GAAP net losses in each of the last three years amount to a destruction of shareholder value. Furthermore, in today's market environment, in which

investors are increasingly sophisticated and have access to a plethora of information concerning the Company, the Proponent finds it difficult to understand how an average investor could be mislead by the Proponent's clearly identified opinion that is accompanied by the Company's own GAAP financial information. The Proponent believes that the Company's arguments are an attempt to create an exception that would swallow the rule, i.e., because the Supporting Statement and Proposal must be limited to 500 words or less, the Proponent could never express an opinion or present any of the Company's financial information because the Proponent would likely require more than 500 words in order to include every other possible quantitative and qualitative disclosure needed to completely insulate it from an assertion that it is false and misleading under Rule 14a-9. Respectfully, the Proponent contends that the Commission's position does not create such a draconian requirement. Perhaps at the most basic level, the Company is simply concerned that shareholders may interpret the Proponent's opinion "in a manner that is unfavorable to the company, its directors, or its officers," which, pursuant to the Staff Legal Bulletin, is not grounds for exclusion or modification particularly because the Company is entitled to make counter arguments in its statement in opposition in the Proxy Materials.

In Paragraph No. 2 of the Supporting Statement, the Company attacks the Proponent's grounds for making this statement under Rule 14a-8(i)(3). Again, the Company's arguments are unpersuasive and are contrary to the Division's guidance set forth in the Staff Legal Bulletin. In this regard, the Proponent clearly identifies its statement as an opinion by using the words "In our view....". Furthermore, the Company again embarks on a hyper-technical argument that because two of the five companies in its peer group use two expense ratio metrics (i.e., G&A expenses as a percentage of *reported revenues* and G&A expenses as a percentage of *annualized revenues under management*), the Proponent must also disclose the additional expense ratio that the majority of the peer group apparently does not use. Furthermore, the Company states in the Position Letter that "...G&A expenses as a percentage of annualized revenues under management is recognized as a metric that accurately portrays the G&A expense-to-revenue ratio on an 'apples to apples' basis." However, the Company chose not to go further and note that it is the Company that, in its opinion, believes that G&A expenses as a percentage of annualized revenues is an appropriate additional metric. The Proponent respectfully submits to the Commission that the Company is certainly entitled to its opinion just as the Proponent is entitled to the Proponent's opinion. The Proponent believes that this is exactly the kind of disclosure that the Company should simply make in its statement in opposition, i.e., the Company can state why it believes a different or additional expense ratio is a financial metric for stockholders to consider in response to the Proponent's views on the subject.

With respect to Paragraph Nos. 3 and 4, the Company asserts that several of the Proponent's statements are false and misleading. The Company further cites capitalization rates published

by the National Investment Center for the Seniors Housing & Care Industry of 8.3% for independent living properties and 8.7% for assisted living properties (which figures the Proponent notes are more than seven months old). Again, this is precisely disclosure that the Company may consider making in its statement of opposition because the Proponent's statements are opinions and beliefs to which it is entitled, consistent with the last category set forth in the language of the Staff Legal Bulletin cited above. Throughout the Supporting Statement, the Proponent was careful to describe its views as opinions by using words such as "in our opinion," "we believe" or "it is our view" and, consistent with the guidance in the Staff Legal Bulletin and no action letters (See, e.g., the High Income Securities Fund No-Action Letter), it is not necessary to qualify each and every sentence in the Supporting Statement expressly as an opinion. The Proponent supplementally advises the Staff that its opinions and beliefs concerning potentially achievable capitalization rates are based on its knowledge and experience within the industry. In this regard, capitalization rate data can be obtained from numerous sources available to investors, including investment bank research. For example, reports published in January 2007 from two major investment banks note a capitalization rate of 6.2% in connection with the sale by Sunrise Senior Living Real Estate Investment Trust to Ventas, Inc. of 74 assisted living facilities and note that capitalization rates are at historic lows. Thus, in keeping with the guidance offered in the Staff Legal Bulletin and, specifically the categories of statements referred to therein and cited above, the Proponent respectfully submits that the Commission should deny the Company's request for exclusion or modification of these paragraphs and simply advise the Company that it may make its arguments against the Proponent's views in its opposition statement.

With respect to Paragraph No. 5, the Proponent disagrees with the Company's characterization of Messrs. Hartberg's and Nee's exercise and sale of option shares and option grants in 2006. However, to eliminate the possibility of any confusion over the phrase "net sellers," the Proponent is willing to have the word "net" stricken. This simple modification renders the Company's arguments concerning Messrs. Hartberg's and Nee's selling activities in 2006 moot. With regard to the Company's assertion that that the first sentence of Paragraph No. 5 impugns the character of the individuals referred to therein, the Proponent respectfully submits that this is simply the Proponent's opinion and it is willing to modify this statement to more clearly indicate that fact if such an express qualification is deemed necessary by the Commission (which the Proponent believes is not necessary in view of the overall context of the Supporting Statement). Most importantly, however, is the fact that the Proponent is entitled to its opinion that significant sales of Company stock are inconsistent with the Proponent's belief that insiders should maintain their holdings to fully align their interests with those of the stockholders generally. The Company's contention is, in essence, that the Proponent is not entitled to its opinion, in direct contravention to the guidance set forth in the Staff Legal Bulletin. Furthermore, the Company's assertion that the Proponent's views concerning stock ownership by insiders is irrelevant is similarly without merit. Quite clearly, the Proponent's

opinion in this regard forms a direct basis for its belief that management is not committed to its "growth strategy." Once again, the Company has an entire proxy statement in which to craft a response to the views of the Proponent set forth in the Supporting Statement, and, as directed by the guidance contained in the Staff Legal Bulletin, the Proponent respectfully submits that the Commission should request that the Company avail itself of that opportunity.

B. Response to the Company's Argument that the Proposal Should be Omitted on the Grounds that the Proposal Has Been Substantially Implemented.

The Company asserts that the Proposal may be excluded under Rule 14a-8(i)(10) on the grounds that is has been substantially implemented. On certain occasions, the Commission has granted no-act relief pursuant to Rule 14a-8(i)(10) where a company has substantially implemented a shareholder proposal related to the retention of an investment bank. However, in such circumstances, no-action relief under 14a-8(i)(10) has been granted in cases where an investment bank has been retained following, and in response to, such shareholder proposal, thus rendering inclusion of the proposal in the proxy materials moot. The facts present in the context of the Proponent's Proposal, however, are completely different, because the Company did not engage an investment banker in response to the Proponent making the Proposal. Instead, the Company asserts that the Proposal is moot because of the Company's consideration of "various strategies and financial alternatives" in June 2006, a date nearly a year prior to the date of the 2007 Annual Meeting. The Company fails to cite any legal precedent or interpretation that supports its position that the Proposal can be omitted on the grounds that the Company had, at some time in the past, retained a third party financial advisor to explore alternatives that may have included a potential sale of the Company.

Moreover, the retention of Jefferies & Company ("Jefferies") in June 2006 to consider "various strategies and financial alternatives" is substantially different than the actions advocated by the Proponent. The Proponent recommends the retention of an investment bank to undertake a timely, focused and critical analysis of a sale or liquidation process. In contrast, in June 2006 Jefferies performed a much more general review of strategic alternatives, including many non-extraordinary transactions, which in any event will be substantially dated as of the 2007 annual meeting. Because of the focused nature of the Proponent's requested actions under the Proposal, the work performed by Jefferies in June 2006 cannot be expected to have produced the thoughtful insights regarding a potential sale or liquidation process that would result from a targeted analysis undertaken against a backdrop of the market environment and operating and financial position of the Company existing today or at the time of the 2007 annual meeting. Finally, the Proposal is cast as a precatory Proposal, and as such, the Proponent fails to see the logic in denying stockholders the ability to express their views regarding the Proposal at the 2007 annual meeting.

C. Response to the Company's Argument that the Proposal Should be Omitted on the Grounds that the Proposal Concerns Ordinary Business Operations.

The Company contends that the Proposal may be excluded under Rule 14a-8(i)(7) on the grounds that its concerns the ordinary business operations of the Company. This argument is not only contrary to common sense, but is also inconsistent with the authority cited by the Company in support of its position. The plain language of the Proposal concerns the sale or liquidation of the Company – in either case, a transaction that can only be characterized as extraordinary. In rendering no-action decisions under Rule 14a-8(i)(7), the Commission has drawn a sharp distinction between shareholder proposals that advocate an extraordinary transaction or transactions specifically, and those that advocate a review of strategic alternatives more generally. While the Commission has permitted the exclusion of proposals requesting that the Company retain an investment bank to maximize shareholder value, which might involve the consideration of non-extraordinary transactions (See, e.g., Deckers Outdoor Corporation, SEC No-Action Letter, 2006 LEXIS 373 (March 20, 2006)), it has previously refused to grant no-action relief under Rule 14a-8(i)(7) where a proposal specifically advocated a stock or asset sale. For example, in the Allegheny No-Action Letter, the stockholder proponent proposed the following resolution:

"RESOLVED, that the shareholders of Allegheny Valley Bancorp, Inc. (the "Bank") authorize and direct the Bank's Board of Directors (the "Board") to retain an investment bank to solicit offers for the purchase of the Bank's stock or assets."

The Commission refused to permit the Bank to exclude the foregoing proposal on the basis of Rule 14a-8(i)(7). The similarities between the Proposal and the proposal at issue in Allegheny are striking and suggest, rather strongly, that the Proposal is not properly excludable on the grounds of Rule 14a-8(i)(7). Whether characterized as a sale or as a liquidation, the Proposal clearly and unambiguously refers to a sale of stock or sale of assets by any means.

III. Conclusion

Based upon the foregoing discussion, the Proponent believes that the Proposal can not be properly excluded from the Proxy Materials. If the Commission disagrees with the Proponent's conclusions, we request the opportunity to confer with the Commission prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (617) 570-1865.

GOODWIN | PROCTER

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self addressed envelope.

Very truly yours,



James A. Matarese

cc: David R. Jarvis
Mercury Real Estate Advisors LLC

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 17, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Capital Senior Living Corporation - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Capital Senior Living Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal, consisting of a resolution and supporting statement (collectively, the "Proposal") submitted by Mercury Real Estate Advisors LLC (the "Proponent"), may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter; (ii) the Proposal and accompanying correspondence dated December 8, 2006 submitted by the Proponent (attached hereto as Exhibit A); and (iii) a report indicating recent capitalization rates for assets similar to those held by the Company (attached hereto as Exhibit B). In accordance with Rule 14a-8(j)(1), a copy of this submission is simultaneously being sent to the Proponent.

I. Introduction

The first part of the Proposal consists of a resolution (the "Resolution") directed to the Board of Directors of the Company (the "Board") and reading as follows:

> That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.

The Resolution is followed by a statement in support of the resolution by the Proponent (the "Supporting Statement"). The text of the Supporting Statement reads as follows:

> 1) **The Corporation has operated at a loss for the last three years.** In our opinion, management has destroyed shareholder value with a net loss of $3.4 million in the first nine months of 2006, $5.4 million in 2005 and $6.8 million in 2004.
>
> 2) **The Corporation lacks the sufficient size required to operate as a public company.** In our view, shareholders' equity is being wasted on general and administrative expenses, and, in particular,

executive compensation packages, that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%. Also, executives have what we view as the rare benefit of "evergreen" employment contracts.

3) **Healthcare real estate valuations have reached a peak.** Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 - 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU's current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline.

4) **The Corporation is an attractive acquisition candidate for a national healthcare owner/operator.** While we believe that the Corporation is too small to generate economics of scale with its widely dispersed portfolio, several of the national owner/operators could achieve operating synergies through an acquisition of CSU. Further, we believe CSU is trading at a significant discount to its intrinsic or liquidation value.

5) **Senior executives and Board members continue to sell stock in the Corporation and are becoming less aligned with the interests of shareholders.** While management reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story. CSU executives and Board members have been significant net sellers of CSU stock in 2006. James Stroud, Chairman and Secretary, and his controlled entities have sold more than $8.5 million of stock in 2006 while other sellers include: Lawrence Cohen, Vice Chairman and Chief Executive Officer; Keith Johannessen, President and Chief Operating Officer; Ralph Beattie, Chief Financial Officer; Gloria Holland, Vice President; Jerry Lee, Controller; Craig F. Hartberg, Independent Director and Victor Nee, an Independent Director. These stock sales reiterate our view that management is not committed to its "growth strategy" and that a sale or liquidation should be commenced.

The Company respectfully requests confirmation that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials on the following grounds:

1. The Proposal may be excluded under Rule 14a-8(i)(3) as it is contrary to the Commission's proxy rules, including Rule 14a-9 under the Exchange Act ("Rule 14a-9"), which prohibits materially false and misleading statements in proxy soliciting materials;

2. The Proposal may be excluded under Rule 14a-8(i)(10) as the Company has already substantially implemented the Proposal; and

3. The Proposal may be excluded under Rule 14a-8(i)(7) as it deals with a matter relating to the Company's ordinary course of business.

II. Bases for Excluding the Proposal

A. <u>The Proposal Is Contrary to the Commission's Proxy Rules, Including Rule 14a-9.</u>

Rule 14a-8(i)(3) provides that a company may exclude a proposal if it violates the proxy rules, including Rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials. The Staff's interpretation of this provision was recently clarified in Staff Legal Bulletin 14B, dated September 15, 2004 ("Staff Bulletin 14B"). Staff Bulletin 14B indicates that a proposal

may be properly excluded when the resolution contained therein is so inherently vague or indefinite that neither the shareholders voting on the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions the proposal requires. In addition, reliance on Rule 14a-8(i)(3) may be appropriate where the proposal contains statements that are demonstrably and materially false or misleading or that impugn the character, integrity or personal reputation of an individual. The Staff has previously permitted companies to exclude entire shareholder proposals or portions of shareholder proposals when the proposals contained false and misleading statements. *See, e.g.*, International Business Machines, SEC No-Action Letter, 2006 LEXIS 112 (January 26, 2006); Sysco Corp., SEC No-Action Letter, 2003 LEXIS 672 (August 12, 2003); DCB Financial Corp., SEC No-Action Letter, 2003 LEXIS 337 (March 5, 2003); and General Magic, Inc., SEC No-Action Letter, 2000 LEXIS 602 (May 1, 2000). Finally, a proposal may also be properly excluded under Rule 14a-8(i)(3) if substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal.

The Resolution recommends that the Company pursue "a sale or liquidation" of the Company. These two types of transactions are fundamentally different from each other, and the Resolution leaves it to the Board to decide which to pursue. As a consequence, it would be impossible for any shareholder to know whether he or she was supporting a sale or a liquidation, yet the economic consequences to shareholders of these two transactions would likely be materially different. In addition, it would be impossible for the Board to know how to implement the Proposal since some shareholders may have voted for the Proposal because they favor a liquidation and others because they favor a sale. The Resolution should therefore be excludable under Rule 14a-8(i)(3) because it is so inherently indefinite that neither the shareholders in voting on the Proposal nor the Company in implementing the Proposal would be able to determine with any reasonable certainty exactly what action the Proposal requires. In this regard, and taking into account the basis on which Staff Bulletin 14B allows a proponent to remedy "minor defects" in a proposal, we note that the removal of either the "sale option" or the "liquidation option" from the Proposal would not be "minor in nature" and "would alter the substance" of the Proposal.

Apart from the Resolution itself, the Supporting Statement is so thoroughly riddled with violations of Rule 14a-9 that the Proposal may properly be excluded under Rule 14a-8(i)(3). In fact, every paragraph of the Supporting Statement runs afoul of Rule 14a-9.

Paragraph No. 1 of the Supporting Statement states that the management of the Company "has destroyed shareholder value" as a result of recent net losses. This statement is materially false and misleading because it equates modest net losses with the destruction of shareholder value when in fact those losses resulted from a transaction that has built shareholder value. Indeed, following the announcement of the Triad Acquisition (described below), the Company's stock price more than doubled over the next nine months and stands today at more than triple the stock price immediately before the announcement of the Triad Acquisition.

Specifically, the losses referred to resulted from the Company's strategic and well-considered 2003 acquisition of Triad Senior Living II, L.P., Triad Senior Living III, L.P., Triad Senior Living IV, L.P. and Triad Senior Living V, L.P. (the "Triad Acquisition"). Both the Board and management of the Company understood that the Triad Acquisition would cause increased expenses and net losses in the

near term in exchange for great potential growth and future returns for shareholders. In fact, this was explained in a Company press release, dated April 30, 2003 (attached as Exhibit 99.1 to the Company's Current Report filed with the Commission on Form 8-K on May 6, 2003):

> [T]he elimination of interest income on the Triad advances and greater depreciation on the increased asset base will initially result in net losses although cash earnings are expected to be positive. Due to our substantial depreciation expenses, it is important for our shareholders to understand that cash flow has been, and will continue to be, the yardstick by which we measure operating performance....

In addition, the Company's stock price closed at $3.05 per share on May 5, 2003, the day prior to the public announcement of the Triad Acquisition. Nine months later, on February 5, 2004, it stood at $6.52 per share. More recently, the Company's stock closed at $10.76 per share on January 16, 2007, squarely belying the Proponent's contention as to the destruction of shareholder value.

Thus, Paragraph No. 1 of the Supporting Statement not only fails to adduce support for the contention it presents, but it also is objectively false and misleading because it (i) is not supportable at all and (ii) omits the foregoing material facts about the nature of the net losses referred to and the Company's stock price, which belies the claim of destruction of shareholder value.

Paragraph No. 2 of the Supporting Statement also contains misleading statements and fails to disclose information necessary so that shareholders may make an informed decision concerning the advisability of the Proposal. This paragraph claims that "general and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%." The Company, together with another member of the Company's Peer Group (constituting two of the five members), reports two percentages regarding general and administrative ("G&A") expenses because each has a significant number of properties that are managed for third parties. These are: (i) G&A expenses as a percentage of reported revenues; and (ii) G&A expenses as a percentage of annualized revenues under management, which captures revenues generated from properties under management that are not reflected in reported revenues. As the percentage of managed properties accounting for company revenues may fluctuate and vary from company to company, G&A expenses as a percentage of annualized revenues under management is recognized as a metric that accurately portrays the G&A expense-to-revenue ratio on an "apples to apples" basis. The Company's G&A expenses as a percentage of annualized revenues under management for the period in question were equal to 5.8%, very much in line with the Company's Peer Group average of 5.5%. The Proponent, by implying that the ratio based on reported revenues is a comparable statistic across the Company's Peer Group and ignoring a recognized metric that fairly permits a comparison of G&A expenses among companies with different revenue profiles, distorts the comparison and would mislead the Company's shareholders in violation of Rule 14a-9.

Paragraph No. 3 of the Supporting Statement contains several materially false and misleading statements. This paragraph states that capitalization rates for assets similar to those held by the Company "have fallen to approximately 6.5 - 7.0% from approximately 10% over the past several years." However, according to the National Investment Center for the Seniors Housing & Care Industry ("NIC"), the average (mean) capitalization rates for the quarter ended June 30, 2006 were

8.3% for Independent Living properties and 8.7% for Assisted Living properties. *See* NIC, *http://nic.org/kfl/capitalization_rates.asp* and Exhibit B. By claiming an artificially low capitalization rate (of unknown origin), the Supporting Statement indicates a much higher potential value for a sale or liquidation of the Company than would result if a more reliable capitalization rate were utilized. As such, this statement would prevent any shareholder from making an informed decision concerning the advisability of the Proposal.

In addition, Paragraph No. 3 of the Supporting Statement states that it is not in the best interest of the Company's shareholders for the Company to continue "operating unprofitably." However, the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed with the Commission on November 8, 2006 (a month prior to submission of the Proposal), clearly reports net income (as opposed to a net loss) for the fiscal quarter ending September 30, 2006. By implying that the Company continues to operate at a loss, this statement is false and misleading in violation of Rule 14a-9 since the current and future profitability of the Company is fundamental to a decision whether shareholders should support a sale or liquidation of the Company.

Paragraph No. 4 of the Supporting Statement states that the stock of the Company is "trading at a significant discount to its intrinsic or liquidation value." This statement is inherently vague and ambiguous as it is not clear exactly what the Proponent is claiming. The Proponent's use of the word "or" clearly suggests that the stock is trading below either its intrinsic value or its liquidation value, but the Proponent fails to indicate which one. (This failure is not surprising because if the Proponent knew which one it meant, one would expect that the Resolution would not have been ambiguous as to whether it was urging a sale or a liquidation.) Moreover, the Proponent does not indicate, at any point in this paragraph or elsewhere in the Supporting Statement, what it believes to be either the liquidation or intrinsic value of the Company. It is materially misleading for the Proponent to claim that the Company's stock is trading below either its liquidation or its intrinsic value without setting forth some sort of guideline as to what those valuations of the Company actually are. The inherent ambiguity of this paragraph and the lack of any actual indication of the Company's value by the Proponent would prevent any shareholder from making an informed and well-considered decision regarding the merits of the Proposal, and as such renders the entire paragraph false and misleading.

Paragraph No. 5 of the Supporting Statement not only contains statements that are demonstrably false and misleading, but also contains statements that impugn the character, integrity and personal reputation of individual officers and directors of the Company, again in violation of Rule 14a-9 and the guidance of the Staff provided in Staff Bulletin 14B. This paragraph states that Company "executives and Board members have been significant net sellers of CSU stock in 2006" and then proceeds to list two directors, Craig F. Hartberg and Victor Nee, whose filings with the Commission clearly show that they were not net sellers of Company stock in 2006. In fact, according to the reports by Messrs. Hartberg and Nee filed on Form 4 with the Commission, Mr. Hartberg was a net acquiror of Company stock in 2006 and Mr. Nee's holdings of Company stock shares were unchanged over the course of the year.

This paragraph also makes the outrageous statement that "[w]hile management reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story." This statement falsely asserts that the officers and directors, who are

identified by name in the Supporting Statement, have been duplicitous in their communications with shareholders and the public generally, and it directly impugns the character, integrity and personal reputation of these individuals, in blatant contravention of Rule 14a-9.

This paragraph also specifically states that James Stroud and entities under his control sold over $8.5 million of Company stock in 2006, implying that "management is not committed to its 'growth strategy'" and, as the bold paragraph header indicates, that "**Senior Executives and Board members...are becoming less aligned with the interests of shareholders.**" Mr. Stroud, along with the entities under his control, remains the largest shareholder of the Company and, as such, his interests remain emphatically aligned with those of the Company's other shareholders. Finally, the entire discussion contained in Paragraph No. 5 of the Supporting Statement is irrelevant to whether the Board should pursue a sale or liquidation of the Company (and to a shareholder's consideration of that proposition), and its inclusion can only serve to confuse the shareholders of the Company.

In light of the confusing ambiguity of the Resolution and the pervasive materially false, misleading and irrelevant statements contained in the Supporting Statement, the inclusion of the Proposal in the Proxy Materials would result in a direct violation of Rule 14a-9. We believe, therefore, that the Proposal may be properly excluded from the Proxy Materials under Rule 14a-8(i)(3).

B. The Proposal Has Been Substantially Implemented by the Company.

Rule 14a-8(i)(10) provides that a company may properly omit from its proxy materials a stockholder proposal and any statement of support therefor "if the company has already substantially implemented the proposal." For the reasons sets forth below, the Company believes it has already substantially implemented the Proposal and that the Proposal is therefore properly excludable under Rule 14a-8(i)(10).

The Resolution recommends that the Company engage an investment banker and pursue a sale or liquidation of the Company. By an engagement letter, dated June 15, 2006, the Company engaged the services of Jefferies & Company ("Jefferies"), a recognized investment banking firm, to advise on the appropriateness of various strategies and financial alternatives of the Company, including a sale of the Company. On August 4, 2006, at a meeting of the Board, representatives of Jefferies presented the firm's findings, which led the Board to conclude that entering into a business combination at the current time would not achieve a premium for shareholders of the Company. The representatives of Jefferies also noted that sales processes, generally, can cause disruption to the Company's operations. Members of the Company's management confirmed that a potential sale of the Company would be a particularly sensitive issue in the senior living industry because elderly residents and their families are very concerned about the stability of their communities' ownership and management. After due consideration, the Board concluded that at the present time the Company should not pursue a sale of the Company, as such a transaction would not create additional shareholder value.

As discussed above, the Resolution requests that, after engaging an investment bank, the Company pursue either a sale or a liquidation of the Company. As it is impossible to both sell and liquidate the Company, the Board's initial step in implementing the Resolution would necessarily be a thorough and diligent analysis of the mutually exclusive transactions that have been proposed, and the values that these transactions could possibly achieve for Company shareholders, in order to determine which of

the two requested actions should be taken. In other words, an essential part of the Resolution is that the Board must exercise its business judgment as to the fulfillment of the Resolution.

The actions taken by the Board in retaining Jefferies and considering potential strategic alternatives to increase shareholder value have substantially implemented the Resolution, or at least to the extent it can do so consistent with its fiduciary duties. Having invoked the business judgment and fiduciary duties of the Board by presenting a Resolution that requires a choice between mutually exclusive alternatives, the Proponent cannot say that the Board did not substantially implement the Proposal as far as its fiduciary duties would allow. The Board considered strategic alternatives and, in the exercise of its business judgment, based on the advice of Jefferies, determined that continuing with its business plan would be the most likely way to provide the greatest value to shareholders. Under the circumstances, then, the Proposal (which necessarily invokes the judgment and discretion of the Board) has already been substantially implemented by the Company, and including it the Proxy Materials would be duplicative of previous Company action, would waste Company resources and could lead to a material disruption of the Company's business and the lives of its elderly residents.

Based upon the foregoing, the Company should be permitted to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10).

C. The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a company may properly omit from its proxy materials a stockholder proposal and any statement of support therefor if "the proposal deals with a matter relating to the company's ordinary business operations." As the Commission has stated, "the general underlying policy of [Rule 14a-8(i)(7)] is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). Accordingly, the ordinary business rule operates to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that [shareholders], as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999 (November 22, 1976). For the reasons sets forth below, the Company believes that the Proposal deals with matters occurring in the ordinary course of business and is therefore properly excludable under Rule 14a-8(i)(10).

While the Resolution seems to contemplate only two steps (*i.e.*, the engagement of an investment bank and the pursuit of one of two transactions), in reality, due to the inherent differences between these types of transactions, a third, interim step — the application of the Board's business judgment — is necessarily required. Presumably, the Resolution (if adopted) would require the Board to conduct an analysis as to whether the proceeds of a sale of the Company would be greater than the liquidation proceeds, or vice versa. Once such an analysis has been conducted, the Board would be required to exercise its business judgment and, at a minimum, determine which of these two transactions would result in greater shareholder value. While the Resolution is couched in terms of two specific extraordinary transactions, the inherent differences between the two types of transactions would require the Board to conduct activities that fall within the ordinary course of business, in valuing potential ways to increase shareholder value. In essence, the Resolution recommends that the Board

determine, within a limited scope, how to enhance shareholder value. The Staff has long concurred that shareholder proposals that relate to both extraordinary matters and non-extraordinary matters and that direct a company to investigate means of increasing shareholder value are properly excludable pursuant to Rule 14a-8(i)(7). *See* Commercial National Financial Corporation, SEC No-Action Letter, 2006 LEXIS 371; Deckers Outdoor Corporation, SEC No-Action Letter, 2006 LEXIS 373; Medallion Financial Corp., SEC No-Action Letter, 2004 LEXIS 612; BKF Capital Group, Inc., SEC No-Action Letter, 2004 LEXIS 456; and Telular Corporation, SEC No-Action Letter, 2003 LEXIS 798.

III. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would greatly appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of a formal response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 728-8267.

Very truly yours,



Michael A. Schwartz

cc: Capital Senior Living Corporation
Mercury Real Estate Advisors LLC

EXHIBIT A

Mercury Real Estate Advisors LLC
Three River Road
Greenwich, CT 06807

December 8, 2006

Mr. James A Stroud
Chairman of the Board and Secretary
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, Texas 75254

Re: Shareholder Proposal

Dear Mr. Stroud:

On behalf of Mercury Real Estate Advisors LLC ("Mercury"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the proxy statement of Capital Senior Living Corporation (the "Corporation") to be circulated to the shareholders of the Corporation in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14a-8 (Proposals of Security Holders) of Regulation 14A promulgated by the Securities and Exchange Commission (the "SEC").

Mercury is the owner of approximately 2,369,700 shares of the Corporation's common stock that have been held continuously for more than a year prior to this date of submission. We believe that a sale of the Corporation is in the best interests of stockholders and should be pursued immediately. The Proposal is submitted in order to encourage the Corporation to retain an investment banker and begin a sale process.

Mercury intends to hold the shares through the date of the Corporation's next annual meeting of shareholders. In accordance with the provisions of Rule 14a-8(b) of Regulation 14A, Mercury's current ownership of such shares is evidenced by the enclosed letter from Morgan Stanley as well as by the Schedule 13D, initially filed with the SEC on December 2, 2005, and the amendments thereto, which Schedule 13D and such amendments are on file with the SEC. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Malcolm F. MacLean at (203) 869-9191.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC



Name: Malcolm F. MacLean IV
Title: President

LIBC/2888461.2

Mr. James A. Stroud
December 8, 2006
Page 2

Proposed Resolution

That the stockholders of the Corporation recommend that the Board of Directors promptly engage an investment banking firm and pursue a sale or liquidation of the Corporation.

Supporting Statement

We believe a sale or liquidation of the Corporation is in the best interests of stockholders for the following reasons:

1) **The Corporation has operated at a loss for the last three years.** In our opinion, management has destroyed shareholder value with a net loss of $3.4 million in the first nine months of 2006, $5.4 million in 2005 and $6.8 million in 2004.

2) **The Corporation lacks the sufficient size required to operate as a public company.** In our view, shareholders' equity is being wasted on general and administrative expenses, and, in particular, executive compensation packages, that are not commensurate with the size of the company. General and administrative expenses at the Corporation totaled 9.7% of revenues during fiscal 2005 while the ratio of G&A to revenues in the Corporation's Peer Group for this period averaged 5.7%. Also, executives have what we view as the rare benefit of "evergreen" employment contracts.

3) **Healthcare real estate valuations have reached a peak.** Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 – 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU's current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline.

4) **The Corporation is an attractive acquisition candidate for a national healthcare owner/operator.** While we believe that the Corporation is too small to generate economies of scale with its widely dispersed portfolio, several of the national owner/operators could achieve operating synergies through an acquisition of CSU. Further, we believe CSU is trading at a significant discount to its intrinsic or liquidation value.

5) **Senior executives and Board members continue to sell stock in the Corporation and are becoming less aligned with the interests of shareholders.** While management

reiterates on quarterly conference calls that they expect to create significant value pursuing their business strategy, their actions tell a different story. CSU executives and Board members have been significant net sellers of CSU stock in 2006. James Stroud, Chairman and Secretary, and his controlled entities have sold more than $8.5 million of stock in 2006 while other sellers include: Lawrence Cohen, Vice Chairman and Chief Executive Officer; Keith Johannessen, President and Chief Operating Officer; Ralph Beattie, Chief Financial Officer; Gloria Holland, Vice President; Jerry Lee, Controller; Craig F. Hartberg, Independent Director and Victor Nee, an Independent Director. These stock sales reiterate our view that management is not committed to its "growth strategy" and that a sale or liquidation should be commenced.

2000 Westchester Ave
Purchase, NY 10577



December 6, 2006

Malcolm F. MacLean IV
Managing Member
Mercury Real Estate Advisors L.L.C
100 Field Point Road
Greenwich, Connecticut 06830

RE: Capital Senior Living Corp Common Stock [Cusip 140475 10 4]

Dear Mr. MacLean:

As of December 4th, 2006, the funds managed by Mercury Real Estate Advisors LLC had 2,603,749 Capital Senior Living Corp Common Stock [Cusip 140475 10 4], Ltd held in custody with Morgan Stanley.

Mercury Real Estate Advisors LLC has been a shareholder with at least $2,000 in market value for at least a year.

Sincerely,



Vincent J. Lisanti
Executive Director
914-225-4928

EXHIBIT B

Key Financial Indicators - Capitalization Rates - Microsoft Internet Explorer

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Address http://nic.org/kfi/capitalization_rates.asp


NIC
National Investment Center
Your First Source for Information about Business Strategy and Capital Formation

Key Financial Indicators

KEY FINANCIAL INDICATORS

Capitalization Rates

Quarter Ending 6/30/06

From transactions involving major appraisal firms specializing in the industry

Property Type	Low	Average (Mean)	High	Number of Property Transaction Involved
Independent Living	[illegible]	[illegible]	[illegible]	[illegible]
Assisted Living	7.3	8.7	11	92
Nursing Homes	[illegible]	[illegible]	[illegible]	[illegible]
CCRCs	*	*	*	*

Capitalization rates are most often defined as: forecast earnings (or NOI or EBITDA) divided by market valuation of (or price paid for) the enterprise.

Mean Capitalization rates are weighted by the number of property transactions involved. Low and high values represent a range of reported values. Though appraisers are requested to submit capitalization rates only for transactions that have closed during the quarter, this quarter's data may include some transactions proposed but not yet closed, or from refinancing valuations.

*Not enough transactions to report this quarter.

Done Internet

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

January 17, 2007

VIA FEDEX

Mr. Malcolm F. MacLean
President
Mercury Real Estate Advisors LLC
Three River Road
Greenwich, CT 06807

Re: Capital Senior Living Corporation Shareholder Proposal

Dear Mr. MacLean:

In accordance with Rule 14a-8(j)(1) under the Securities Exchange Act of 1943, as amended, please find enclosed a copy of a letter, with exhibits, submitted today to the Division of Corporation Finance of the Securities and Exchange Commission.

Sincerely,



Manuel A. Miranda

Enc.

cc: Capital Senior Living Corporation
Michael A. Schwartz, Esq.

GOODWIN | PROCTER

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

February 23, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Capital Senior Living Corporation

Dear Sir or Madam:

This firm represents Mercury Real Estate Advisors LLC (the "Proponent") in connection with the shareholder proposal (the "Proposal") that the Proponent submitted to Capital Senior Living Corporation, a Delaware corporation (the "Company"), on December 8, 2006 for inclusion in the materials to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "Proxy Materials"). In accordance with Rule 14a-8(k), the Proponent offers this letter in supplement to its letter dated February 19, 2007 (the "Second Response Letter") in response to the February 12, 2007 letter submitted by Willkie Farr & Gallagher LLP ("Willkie Farr") on behalf of the Company (the "Rebuttal Letter"), which Rebuttal Letter was made in response to the February 3, 2007 letter submitted by Goodwin Procter LLP on behalf of the Proponent (the "Response Letter"). The Response Letter was made in response to the January 17, 2007 letter submitted by Willkie Farr on behalf of the Company (the "Position Letter") requesting that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission" or the "SEC") issue no-action relief under Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(k), we are enclosing six (6) copies of this letter. A copy of this letter is simultaneously being sent to the Company and Willkie Farr & Gallagher LLP, as counsel to the Company.

In the supporting statement to the Proposal (the "Supporting Statement"), the Proponent states:

"**Healthcare real estate valuations have reached a peak.** Capitalization rates for senior living assets similar to those owned by CSU have fallen to approximately 6.5 – 7.0% from approximately 10% over the past several years. This cap-rate compression, occurring over a period of historically low interest rates, has led to a significant increase in the value of CSU's current portfolio. We believe that it is in the best interest of shareholders for the Corporation to capitalize on this value through a sale or liquidation of the Corporation instead of continuing to operate unprofitably as a public company with the risk that healthcare real estate valuations start to decline."

In the Position Letter, the Company asserted that the proposition that capitalization rates for assets similar to those held by the Company "have fallen to approximately 6.5 – 7.0% from approximately 10% over the past several years" constitutes a materially false and misleading statement. In the Response Letter, the Proponent stated that its opinions and beliefs concerning achievable capitalization rates were based on its knowledge and experience within the industry. The Proponent also supplementally advised the Division of certain research reports that the Proponent uses, among other sources, to form the basis of its opinions and beliefs. The Proponent supplementally advises the Division that on February 21, 2007 the Wall Street Journal published the article attached hereto as Exhibit A concerning, in part, falling capitalization rates with respect to assets in the senior living industry (the "Article"). The Article refers to a recent bid by Health Care Property Investors Inc. to acquire Sunrise Senior Living REIT for consideration that would imply a capitalization rate of approximately 5.6% to 5.8%. The Article provides additional and convincing support for the statement regarding capitalization rates made by the Proponent in the Supporting Statement. The Proponent would be amenable to specifically citing to this article in the Supporting Statement if the Division so prefers, though the Proponent continues to believe that such a citation is not strictly required.

Based upon the foregoing discussion and the reasons articulated in the Response Letter, the Proponent continues to believe that the statement regarding capitalization rates made by the Proponent in the Supporting Statement cannot be characterized as materially false and misleading. If the Commission disagrees with the Proponent's conclusions, we request the opportunity to confer with the Commission prior to the issuance of its position.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact the undersigned at (617) 570-1865.

Please indicate your receipt of this letter and the enclosures by signing the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self addressed envelope.

Very truly yours,



James A. Matarese

cc: David R. Jarvis
Mercury Real Estate Advisors LLC

EXHIBIT A


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TOSHIBA

February 21, 2007

Senior-Living Sites Gain Favor

Bidding Frenzy Heats Up As Health Care Property Makes Offer for Sunrise

By MICHAEL CORKERY
February 21, 2007; Page B6

Buoyed by a rising tide of affluent seniors, companies offering assisted-living and similar properties are the latest to attract fevered investor interest.

Bidding heated up last week for a portfolio of senior-living facilities in the U.S. and Canada. Health Care Property Investors Inc., based in Long Beach, Calif., said it would offer 18 Canadian dollars (US$15.48) per unit to acquire **Sunrise Senior Living REIT**, the Toronto-based owner of 74 senior-living facilities. That bid was 20% higher than the C$15-per-unit offered by **Ventas** Inc., of Louisville, Ky.

The Health Care Property's offer totals about C$2.3 billion including debt, while the Ventas offer is about C$2.14 billion including debt.



Healthcare Property Investors

A senior-living facility owned by Health Care Property Investors Inc. in Beverly Hills, Calif. The company has been expanding and raising the profile of health-care real estate.

Analysts estimate the Health Care Property offer would carry a rate of return in the first year of ownership, or capitalization rate, of between 5.6% and 5.8%. That compares with an estimated cap rate of less than 5% when the Blackstone Group bought **Equity Office Properties Trust**, which owned office buildings in Manhattan and other large U.S. cities.

"There has been a lot of cap-rate compression, as these leveraged buyouts have happened," says Robert Stevenson, an analyst at Morgan Stanley. "But most people would be surprised to see assisted-living facilities going at similar cap rates to Manhattan office."

Investors are attracted by the promise of healthy long-term returns because the properties target the steadily growing demographic of older and mostly affluent people. Many facilities rely on private pay, instead of government funding, which can be unpredictable. Analysts say Sunrise owns mainly high-end facilities, which charge residents as much as $5,000 a month and could increase rents as demand grows.

James Flaherty, Health Care Property's chief executive, says the bid price is based on the quality and location of Sunrise's facilities and the sector's improved fundamentals. "The supply of quality private-pay senior housing has gotten tighter in the last year and half," he says in an interview.

Analysts believe Health Care Property would likely form a joint venture with an institutional partner that would put up much of the equity. Under that scenario, Health Care Property also could collect management fees to sweeten its initial returns. Mr. Flaherty says a joint venture is "not necessary for us to proceed, but it is an option."

The outcome may hinge on a legal issue. In a statement on Monday, Sunrise REIT said Health Care Property's offer may depend on whether it can reach a memorandum of understanding with **Sunrise Senior Living** Inc., a McLean, Va., company that operates Sunrise REIT's assisted-living facilities. According to Sunrise REIT, Ventas is arguing that Health Care Property is prohibited from negotiating with Sunrise Inc. "under the terms of certain agreements among the various parties."

Many Healthy Returns

Top 10 health-care REITs by market capitalization

REIT	Market cap* (in millions)
Health Care Property Investors	$7,764.2
Ventas	4,905.7
Health Care REIT	3,406.9
Nationwide Health Properties	2,899.2
Healthcare Realty Trust	2,071.2
Senior Housing Properties Trust	2,003.0
Omega Healthcare Investors	1,127.2
LTC Properties	667.8
Medical Properties Trust	642.7
Unvrsl Health Realty Income Trust	476.6

Total returns by property sector, through January

Sector	Compound annual returns: One-year	Compound annual returns: Three-year
Health care	50.4%	20.7%
Office	50.2	29.0
Residential	38.9	31.9
Retail	32.4	28.0
Industrial	26.9	25.9
Equity REIT Index	36.5	27.5

*As of Feb. 20

Sources: Dow Jones Indexes; National Association of Real Estate Investment Trusts

A Ventas spokesman says, "Ventas has a signed, fully financed purchase agreement with Sunrise REIT, compared to HCP's highly conditional proposal." Mr. Flaherty responds, "Ventas is trying to play a technicality." Sunrise REIT couldn't be reached for comment yesterday.

While the bidding for Sunrise REIT reflects the escalating values of commercial real estate generally, it also signals growing investor interest in the once-overlooked sector of health-care real estate. The total one-year return for the health-care property sector was 50.43%, putting it among REIT sectors with the top returns, according to the National Association of Real Estate Investment Trusts. However, the three-year rate of return on the health-care sector of 20.73% has been less impressive. Among the reasons: a glut of assisted living facilities in 1999-2000. But the supply has since come under control and the values of health-care properties have been rising.

The bidding for Sunrise comes as both Ventas and Health Care Property have been expanding and raising the profile of health-care real estate. Last spring, Health Care Property -- the largest U.S. health-care REIT by market value -- acquired CNL Retirement Properties, giving it the nation's largest portfolio of retirement, assisted-living and nursing homes, health-care facilities and medical office buildings with nearly 800 properties in 44 states.

Meantime, Ventas is emerging from a successful turnaround under the helm of chief executive Debra Cafaro and has been working to diversify its business. When Ms. Cafaro took over eight years ago, Ventas had only one tenant, Vencor Inc., which was on the verge of filing for protection under bankruptcy laws.

Write to Michael Corkery at michael.corkery@wsj.com[1]

URL for this article:
http://online.wsj.com/article/SB117202535243314428.html

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 23, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Capital Senior Living Corporation
Incoming letter dated January 17, 2007

The proposal recommends that the board promptly engage an investment banking firm and pursue a sale or liquidation of the corporation.

We are unable to concur in your view that Capital Senior Living may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Capital Senior Living may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Capital Senior Living may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Capital Senior Living may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Capital Senior Living may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Capital Senior Living may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Adviser

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